Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Everyday Health, Inc.

at

$10.50 Net Per Share

by

Project Echo Acquisition Corp.

a direct wholly-owned subsidiary of

Ziff Davis, LLC,

a wholly-owned subsidiary of

j2 Global, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 2, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Project Echo Acquisition Corp., a Delaware corporation (the “Purchaser”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Everyday Health, Inc., a Delaware corporation (“Everyday Health”), at a price per Share of $10.50 (the “Offer Price”), net to the holder in cash (less any applicable tax withholding and without interest), subject to the terms and conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Purchaser is a wholly-owned subsidiary of Ziff Davis, LLC, a Delaware limited liability company (“Parent”). Parent is a wholly-owned subsidiary of j2 Global, Inc., a Delaware corporation (“j2”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 21, 2016 (the “Merger Agreement”), by and among Everyday Health, Parent, the Purchaser and (solely with respect to Section 9.11 thereof) j2, under which the Purchaser will be merged with and into Everyday Health (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Everyday Health surviving the Merger as a direct wholly-owned subsidiary of Parent.

The board of directors of Everyday Health unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Everyday Health and its stockholders, (ii) agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Everyday Health of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iv) resolved to recommend that Everyday Health’s stockholders accept the Offer and tender their Shares to the Purchaser in response to the Offer (the “Everyday Health Board Recommendation”).

There is no financing condition to the Offer. The Offer is conditioned on, among other things, the satisfaction of the Minimum Condition (as defined below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, by one minute after 11:59 p.m., New York City time, on Friday, December 2, 2016 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares, if any, then owned by Parent and its affiliates (including the Purchaser) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represents at least one more Share than 50% of the sum (without duplication) of (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of options to purchase Everyday Health common stock (each, a “Company Option”) from which Everyday Health has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options), to the extent that the foregoing Company Options are outstanding immediately prior to the time at which the Purchaser accepts for payment and pays for such number of Shares validly tendered and not withdrawn as satisfies this condition (the “Offer Acceptance Time”) regardless of whether vested or otherwise exercisable at or immediately prior to the Offer Acceptance Time, plus (z) the aggregate number of Shares that will be issuable upon the deemed exercise of any warrants to purchase Everyday Health common stock, to the extent that such warrants are outstanding immediately prior to the Offer Acceptance Time and exercisable at or immediately prior to the Offer Acceptance Time. Pursuant to the Merger Agreement, for purposes of determining whether the Minimum Condition has been satisfied, Parent and the Purchaser shall include for purposes of its determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures if and only if Shares subject to such guarantees have been received by American Stock Transfer & Trust Company, LLC, as the depositary for the Offer (the “Depositary”), as of the Expiration Date. The Offer is also subject to the satisfaction of certain other conditions described in this Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer having been issued by any court of competent jurisdiction or remaining in effect nor any action having been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, (iii) that the Merger Agreement has not been terminated in accordance with its terms, and (iv) holders of Shares representing no more than 15% of the outstanding Shares have demanded (and not withdrawn) appraisal rights under Section 262 of the DGCL for such Shares. See Section 14—“Conditions of the Offer.”

If the conditions to the Offer are satisfied and the Purchaser accepts for payment the Shares validly tendered and not properly withdrawn, promptly after the consummation of the Offer assuming there is no injunction in effect or other legal impediment, it is expected that the Merger will be consummated pursuant to Section 251(h) of the DGCL and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Everyday Health will be required in connection with the Merger.

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the information agent for the Offer, at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the information agent for the Offer. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

A summary of the principal terms of the Offer appears on pages 1 through 7 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities

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commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

November 2, 2016

IMPORTANT

Stockholders desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares”);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal and any other required documents to the Depositary, at its address on the back cover of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal, the certificates for such Shares and any other required documents to the Depositary, at its address on the back cover of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares (if applicable) and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares” are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through The Depository Trust Company, is at the election and risk of the tendering stockholder.

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SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share (“Shares”), of Everyday Health, Inc. (“Everyday Health”)

Price Offered Per Share:	$10.50 net to you in cash, without interest, subject to any withholding of taxes required by applicable law

Scheduled Expiration of Offer:	One minute after 11:59 p.m., New York City time, on Friday, December 2, 2016, unless extended or earlier terminated

The Purchaser:	Project Echo Acquisition Corp., a Delaware corporation (the “Purchaser”), a direct wholly-owned subsidiary of Ziff Davis, LLC, a Delaware limited liability company (“Parent”) and a wholly-owned subsidiary of j2 Global, Inc., a Delaware corporation (“j2”)

Everyday Health Board Recommendation:	Everyday Health’s board of directors unanimously recommends that you accept the Offer and tender your Shares to the Purchaser in response to the Offer

Project Echo Acquisition Corp., a Delaware corporation, is offering to purchase (the “Offer”) all Shares of Everyday Health at a price per Share of $10.50, net to the holder in cash (less any applicable tax withholding and without interest), subject to the terms and conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Purchaser is a wholly-owned subsidiary of Parent. Parent is a wholly-owned subsidiary of j2.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 21, 2016 (the “Merger Agreement”), by and among Everyday Health, Parent, the Purchaser and (solely with respect to Section 9.11 thereof) j2, under which the Purchaser will be merged with and into Everyday Health (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Everyday Health surviving the Merger as a direct wholly-owned subsidiary of Parent.

The following are some of the questions you, as a stockholder of Everyday Health, may have, and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to the Purchaser.

Who is offering to buy my Shares?

Our name is Project Echo Acquisition Corp. We are a Delaware corporation and a direct wholly-owned subsidiary of Parent. We were formed in 2016 for the purpose of the transactions contemplated by the Merger Agreement, including making and completing the Offer and merging with and into Everyday Health in the Merger, and have not otherwise conducted any business operations. If the Offer closes, our sole purpose will be acquiring all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning j2, Parent and the Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $10.50, net to you in cash, without interest, which we refer to as the “Offer Price,” subject to any withholding of taxes required by applicable law, for each Share tendered and accepted for payment in the Offer. See Section 2—“Acceptance for Payment and Payment for Shares.”

What does the board of directors of Everyday Health think of the Offer?

The Offer is being made pursuant to the Merger Agreement with Everyday Health. The board of directors of Everyday Health unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Everyday Health and its stockholders, (ii) agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Everyday Health of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iv) resolved to recommend that Everyday Health’s stockholders accept the Offer and tender their Shares to the Purchaser in response to the Offer (the “Everyday Health Board Recommendation”). See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

Have any Everyday Health stockholders agreed to tender their Shares?

Yes. The following persons have entered into a tender agreement with Parent and the Purchaser: Scale Venture Partners II, LP, Sharon Wienbar, Laizer Kornwasser, Benjamin Wolin, David Golden, Myrtle Potter, Dana Evan and Douglas McCormick. The tender agreements provide, among other things, that these stockholders will tender their Shares to the Purchaser in the Offer. These stockholders may withdraw their Shares from the Offer if the Merger Agreement is terminated prior to the acceptance for payment of Shares in the Offer and if there is a change in recommendation of the Everyday Health board. Pursuant to these tender agreements, Everyday Health’s directors and certain other stockholders have collectively agreed to tender approximately 813,936 Shares, or approximately 2.4% of the Shares outstanding on October 21, 2016, the date of the tender agreements. In addition, Rho Investment Partners Holdings LLC, Rho Ventures VI, L.P., Rho Ventures III Holdings LLC, Rho Ventures Partners Holdings LLC, Rho Ventures Holdings LLC and Rho Capital Partners LLC entered into an agreement with Parent, the Purchaser and Everyday Health in which such holders agreed not to exercise any rights to demand appraisal for the Shares owned by such holders. The agreement did not limit or restrict in any manner such holders from assigning or otherwise disposing of, or entering into any contract, option or other agreement providing for the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation of the voting rights of, any Shares held by such holders. See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On October 19, 2016, the last trading day prior to media reports that Everyday Health was considering strategic alternatives, the closing price of Everyday Health’s common stock reported on the New York Stock Exchange (the “NYSE”) was $8.20 per Share. On November 1, 2016, the last full trading day before commencement of the Offer, the closing price of Everyday Health’s common stock reported on the NYSE was $10.45 per Share. We advise you to obtain a recent quotation for Everyday Health’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee for tendering Shares on your behalf. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We estimate that approximately $373 million is required to purchase the maximum amount of Shares sought in the Offer and the Merger through payments to the Company’s stockholders and holders of other equity-based interests in the Company. We expect to fund these amounts through a combination of cash on hand at j2, our parent entity, and a portion of the proceeds of an anticipated new j2 credit facility. While j2 has received commitments from certain financial institutions for additional debt facilities, j2 is in the process of negotiating and expects to secure commitments for a larger credit facility. We anticipate that the debt commitments for such facility will be subject to customary conditions. Consummation of the Offer is not subject to any financing condition, and there can be no assurances that we will be able to consummate such financing. See Section 10—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not believe that our financial condition is relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash and the Offer is not subject to any financing condition. We, through our direct parent company, Parent, and Parent’s direct parent Company, j2 (who has guaranteed the due and punctual observance, payment, performance and discharge of the obligations of Parent and Purchaser) have arranged for sufficient funds, including the receipt of funds from j2, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the completion of the Offer. While j2 has received commitments from certain financial institutions for additional debt facilities, j2 is in the process of negotiating and expects to secure commitments for a larger credit facility. j2 will contribute or otherwise advance to Purchaser the proceeds of any such credit facility, which will be sufficient, in addition to cash on hand from Parent, to finance the funds required in connection with the completion of the Offer and the Merger. See Section 10—“Source and Amount of Funds.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless the Minimum Condition (as defined below) is satisfied. The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, by one minute after 11:59 p.m., New York City time, on Friday, December 2, 2016 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares, if any, then owned by Parent and its affiliates (including the Purchaser) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represents at least one more Share than 50% of the sum (without duplication) of (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of options to purchase Everyday Health common stock (each, a “Company Option”) from which Everyday Health has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options), to the extent that the foregoing Company Options are outstanding immediately prior to the time at which the Purchaser accepts for payment and pays for such number of Shares validly tendered and not withdrawn as satisfies this condition (the “Offer Acceptance Time”) regardless of whether vested or otherwise exercisable at or immediately prior to the Offer Acceptance Time, plus (z) the aggregate number of Shares that will be issuable upon the deemed exercise of any warrants to purchase Everyday Health common stock, to the extent that such warrants are outstanding immediately prior to the Offer Acceptance Time and exercisable at or immediately prior to the Offer Acceptance Time. Pursuant to the Merger Agreement, for purposes of determining whether the Minimum Condition has been satisfied, Parent and the Purchaser shall include for purposes of its determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures if and only if Shares subject to such guarantees have been received by the Depositary as of the Expiration Date.

What are the most significant conditions of the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase Shares that are validly tendered in the Offer unless, among other things:

•	the representations and warranties made by Everyday Health in the Merger Agreement are true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement;

•	the covenants of Everyday Health contained in the Merger Agreement have been performed or complied with in all material respects prior to the Offer Acceptance Time;

•	since October 21, 2016, no Company Material Adverse Effect (as defined in Section 13—“Merger Agreement; Other Agreements”) has occurred;

•	the waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (which we refer to as the “HSR Act”) has expired or terminated;

•	no governmental body of competent jurisdiction shall have issued any order or injunction, or promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger any legal requirement which directly or indirectly prohibits or makes illegal the consummation of the Merger, which remains in effect (except that a party may not rely on this condition unless that party has complied in all material respects with all of its obligations under the Merger Agreement to have any such restraint lifted);

•	the Merger Agreement has not been terminated in accordance with its terms; and

•	holders of Shares representing no more than 15% of the outstanding Shares have demanded (and not withdrawn) appraisal rights under Section 262 of the DGCL for such Shares.

The Offer is also subject to other conditions. See Section 14—“Conditions of the Offer.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration date of the Offer, you will have until one minute after 11:59 p.m., New York City time, on Friday, December 2, 2016, to tender your Shares to the Purchaser in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If on the Expiration Date, any of the conditions to the Offer have not been satisfied or waived, we may, in our discretion, extend the Offer for successive periods of up to 10 business days (the length of such period to be determined by Purchaser) to permit the satisfaction of the conditions. In addition, we have agreed to extend the Offer (i) for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or the NYSE (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”) in respect of any change in the Offer Price); (ii) for successive periods of up to 10 business days per extension, until expiration or termination of applicable waiting periods (or any extension thereof) under the HSR Act; and (iii) at Everyday Health’s request, if any conditions to the Offer have not been satisfied or waived as of December 2, 2016, for one or more additional periods of 10 business days per extension, to permit such condition to be satisfied, subject to Parent’s termination right described in the following sentence. However, we are not required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”): (A) the termination of the Merger Agreement in accordance with its terms (and Parent may terminate the Merger Agreement at any time prior to the Offer Acceptance Time, if holders of Shares representing more than 15% of the outstanding Shares have demanded (and not withdrawn) appraisal rights under Section 262 of the DGCL for such Shares) and (B) April 24, 2017. We are not permitted to extend the offer beyond the Extension Deadline without Everyday Health’s prior written consent.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and notify you by making a public announcement of the extension before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares held as physical certificates, you must deliver the certificates representing your Shares, together with a properly completed Letter of Transmittal, to the Depositary, before the Offer expires.

If your Shares are held in street name, your Shares can be tendered by your nominee through the Depositary. If you cannot deliver a required item to the Depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary within three business days. However, the Depositary must receive the missing items within that three-business-day period or your Shares will not be validly tendered. Pursuant to the Merger Agreement, the satisfaction of the Minimum Condition will be determined without counting Shares tendered via guaranteed delivery procedures unless the Depositary has received all required items on account of such Shares at or prior to the expiration of the Offer.

See Section 3—“Procedure for Tendering Shares.”

Can holders of stock options or restricted stock units participate in the Offer?

The Offer is only for Shares and not for any options to acquire Shares or restricted stock units.

If you hold vested but unexercised stock options of Everyday Health, and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan and tender the Shares received upon exercise into the Offer. If you hold restricted stock units, you may only tender the Shares you receive upon the vesting and settlement of your restricted stock units pursuant to their terms prior to the Offer Acceptance Time. See Section 3—“Procedure for Tendering Shares.”

Each vested option that is not exercised prior to the effective time of the Merger shall, as of the effective time of the Merger, be canceled in exchange for a cash payment equal to the amount by which the Merger Consideration (as defined in the Merger Agreement) exceeds the per share exercise price of such option multiplied by the number of Shares subject to such options, subject to applicable tax withholding. If you hold a vested option with an exercise price per Share that is equal to or greater than the Merger Consideration, you will not be entitled to any payment with respect to such canceled option. Each unvested option that is outstanding immediately before the effective time of the Merger will be canceled for no consideration.

Unless a restricted stock unit vests upon the consummation of the Offer or Merger pursuant to certain agreements with certain Everyday Health’s officers, directors, and employees prior to the effective time, each restricted stock unit that is outstanding immediately before the effective time of the Merger will be canceled for no consideration. Those restricted stock units that are so specially accelerated upon the consummation of the Offer or the Merger that are outstanding immediately before the effective time of the Merger will be canceled in exchange for a cash payment equal to the Merger Consideration for each Share subject to such restricted stock unit.

See Section 13—“The Merger Agreement; Other Agreements” for additional information regarding the treatment of outstanding equity awards in the Merger.

How will warrants to purchase Shares be treated in the Offer?

Each warrant that is outstanding and unexercised immediately prior to the effective time of the Merger will be canceled in exchange for a cash payment, subject to applicable tax withholding, equal to the product of (i) the total number of Shares subject to such warrant and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such warrant. If you hold a warrant that, immediately prior to cancellation, had an exercise price per Share that is equal to or greater than the Merger Consideration, you will not be entitled to any payment with respect to such canceled warrant. See Section 13—“The Merger Agreement; Other Agreements.”

If I accept the Offer, how will I get paid?

If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments subject to any withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment. See Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedure for Tendering Shares.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.”

If the Offer is completed, will Everyday Health continue as a public company?

If the Offer is completed, we will complete the Merger pursuant to Section 251(h) of the DGCL as soon as practicable following our acceptance for payment of Shares in the Offer. After completion of the Merger, Parent will own all of the outstanding capital stock of Everyday Health, and Everyday Health will no longer be a public company. See Section 7—“Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

We are not obligated to purchase any Shares in the Offer unless the Minimum Condition is satisfied. We will complete the Merger without a vote of the stockholders of Everyday Health pursuant to Section 251(h) of the DGCL as soon as practicable following our acceptance for payment of Shares in the Offer. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for payment in the Offer, and we will not complete the Merger.

Are appraisal rights available in the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, Everyday Health stockholders whose Shares have not been purchased by us pursuant to the Offer will have certain rights under Section 262 of the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. It is a condition to consummation of the Offer that holders of Shares representing no more than 15% of the outstanding Shares have demanded (and not withdrawn) appraisal rights under Section 262 of the DGCL for such Shares.

Everyday Health stockholders that perfect appraisal rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from Everyday Health. Any such judicial determination of the fair value of Shares could be based on considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including, without limitation, asset values and the investment value of the Shares. The value so determined could be more or less than the price paid by the Purchaser pursuant to the Offer or to be received in the Merger. It should be noted that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. If any stockholder of Everyday Health who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive an amount equal to the Offer Price. See Section 15—“Certain Legal Matters.”

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, which will be set forth in their entirety in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including, without limitation, Section 262 of the DGCL.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Do I have to vote to approve the Merger?

No. Parent and the Purchaser intend to complete the Offer only if a sufficient number of Shares are tendered such that the Minimum Condition is satisfied. Under those circumstances, Section 251(h) of the DGCL would permit Parent and the Purchaser to consummate the Merger without Everyday Health’s stockholders’ adoption of the Merger Agreement.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be canceled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the difference to you between tendering your Shares and not tendering your Shares in the Offer is that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if the Shares no longer meet the guidelines for continued listing on NYSE as a result of the purchase of Shares in the Offer, the listing of the Shares on NYSE may be discontinued, and the Shares may not be eligible for listing on any other market or securities exchange. In addition, Everyday Health may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies.

Who can I talk to if I have questions about the Offer?

You may call D.F. King & Co., Inc., the information agent for the Offer, at (800) 848-3416 (toll free) or (212) 269-5550 (call collect). See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

To the Holders of Everyday Health Shares:

INTRODUCTION

Project Echo Acquisition Corp., a Delaware corporation (the “Purchaser”), and a direct wholly-owned subsidiary of Ziff Davis, LLC, a Delaware limited liability company (“Parent”) and a wholly-owned subsidiary of j2 Global, Inc., a Delaware corporation (“j2”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share (collectively, the “Shares” and each, individually, a “Share”), of Everyday Health, Inc., a Delaware corporation (“Everyday Health”) at a price of $10.50 per Share, net to the seller in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 21, 2016 (the “Merger Agreement”), by and among Everyday Health, Parent, the Purchaser and (solely with respect to Section 9.11 thereof) j2. Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), the Purchaser will be merged with and into Everyday Health as soon as practicable without a vote of the stockholders of Everyday Health in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Everyday Health surviving the Merger as a direct wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares accepted for payment in the Offer and Shares owned by Everyday Health’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, subject to any withholding of taxes required by applicable law.

The board of directors of Everyday Health unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Everyday Health and its stockholders, (ii) agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Everyday Health of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iv) resolved to recommend that Everyday Health’s stockholders accept the Offer and tender their Shares to the Purchaser in response to the Offer (the “Everyday Health Board Recommendation”).

There is no financing condition to the Offer. The Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on the satisfaction of the Minimum Condition (as defined below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, by one minute after 11:59 p.m., New York City time, on Friday, December 2, 2016 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares, if any, then owned by Parent and its affiliates (including the Purchaser) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represents at least one more Share than 50% of the sum (without duplication) of (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of options to purchase Everyday Health common stock (each, a “Company Option”) from which Everyday Health has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options), to the extent that the foregoing Company Options are outstanding immediately prior to the time at which the Purchaser accepts for payment and pays for such number of Shares validly tendered and not withdrawn as satisfies this condition (the “Offer Acceptance Time”) regardless of whether vested or otherwise exercisable at or immediately prior to the Offer

Acceptance Time, plus (z) the aggregate number of Shares that will be issuable upon the deemed exercise of any warrants to purchase Everyday Health common stock, to the extent that such warrants are outstanding immediately prior to the Offer Acceptance Time and exercisable at or immediately prior to the Offer Acceptance Time. Pursuant to the Merger Agreement, for purposes of determining whether the Minimum Condition has been satisfied, Parent and the Purchaser shall include for purposes thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures if and only if Shares subject to such guarantees have been received by the Depositary (as defined below) as of the Expiration Date. The Offer is also subject to the satisfaction of certain other conditions described in the Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Condition”), (ii) no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer having been issued by any court of competent jurisdiction or remaining in effect nor any action having been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the “No Restraints Condition”), (iii) that the Merger Agreement (as defined below) has not been terminated in accordance with its terms and (iv) that holders of Shares representing no more than 15% of the outstanding Shares have demanded (and not withdrawn) appraisal rights under Section 262 of the DGCL for such Shares (the “Appraisal Rights Condition”). See Section 14—“Conditions of the Offer” of the Offer to Purchase for a description of the conditions to the Offer.

Everyday Health has informed the Purchaser that, as of the close of business on October 20, 2016, there were (1) 33,540,415 Shares outstanding, (2) 5,361,339 Shares reserved for issuance pursuant to the exercise of outstanding unexpired and unexercised options to purchase Shares, (3) 1,693,288 Shares subject to outstanding restricted stock units under Everyday Health’s equity plans, (4) 196,000 Shares estimated to be subject to outstanding purchase rights under Everyday Health’s employee stock purchase plan, and (5) 43,782 Shares reserved for issuance pursuant to the exercise of outstanding unexpired and unexercised warrants to purchase Shares, all with exercise prices above $10.50. Based upon the foregoing and not taking into account the later exercise or vesting of any options, warrants or restricted stock units, as of the close of business on November 1, 2016, the Minimum Condition would be satisfied if approximately at least 16,868,209 Shares were validly tendered and not properly withdrawn in the Offer (i.e., the sum of 33,540,415 Shares outstanding and 196,000 Shares estimated to be subject to outstanding purchase rights under Everyday Health’s employee stock purchase plan divided by 2, plus 1 share, and then rounded up to the nearest whole share). If the Minimum Condition is satisfied and the Purchaser accepts for payment the Shares tendered in the Offer, the Merger will be effected, without a vote of Everyday Health’s stockholders, pursuant to Section 251(h) of the DGCL. See Section 12—“Purpose of the Offer; Plans for Everyday Health; Other Matters” and Section 13—“The Merger Agreement; Other Agreements.”

The following persons have entered into a tender agreement with Parent and the Purchaser, dated October 21, 2016: Scale Venture Partners II, LP, Sharon Wienbar, Laizer Kornwasser, Benjamin Wolin, David Golden, Myrtle Potter, Dana Evan and Douglas McCormick. The tender agreements provide, among other things, that the stockholders tender their Shares in the Offer. These stockholders may only withdraw their Shares from the Offer if the Merger Agreement is terminated prior to the acceptance for payment of Shares in the Offer. Pursuant to these tender agreements, the persons listed above have collectively agreed to tender approximately 813,936 Shares, or approximately 2.4% of the Shares outstanding on October 21, 2016, the date of the tender agreements. In addition, Rho Investment Partners Holdings LLC, Rho Ventures VI, L.P., Rho Ventures III Holdings LLC, Rho Ventures Partners Holdings LLC, Rho Ventures Holdings LLC and Rho Capital Partners LLC entered into an agreement with Parent, the Purchaser and Everyday Health in which such holders agreed not to exercise any rights to demand appraisal for the Shares owned by such holders. The agreement did not limit or restrict in any manner such holders from assigning or otherwise disposing of, or entering into any contract, option or other agreement providing for the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation of the voting rights of, any Shares held by such holders. See Section 13—“The Merger Agreement; Other Agreements.”

The material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—“Material U.S. Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares or restricted stock units. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under Section 5—“Material U.S. Federal Income Tax Consequences.” Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options. Holders of restricted stock units may not tender their restricted stock units or underlying Shares unless and until such restricted stock units vest, at which time the holder may tender the Shares issued pursuant to the restricted stock unit.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, LLC, which is acting as the depositary for the Offer (the “Depositary”), and D.F. King & Co., Inc., which is acting as the information agent for the Offer (the “Information Agent”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment (which we refer to herein as the “Offer Acceptance Time”) and pay the Offer Price, subject to any withholding of taxes required by applicable law, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Date” means one minute after 11:59 p.m., New York City time, on Friday, December 2, 2016, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time that the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Purchaser is required by the Merger Agreement to extend the Offer:

•	to the extent required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or the NYSE;

•	for one or more periods of up to 10 business days each, until any waiting periods (or any extension thereof) under the HSR Act have expired or been terminated; and

•	at Everyday Health’s request, for one or more periods of up to 10 business days each, if a condition to the Offer has not been satisfied and has not been waived, to permit such condition to be satisfied, subject to Parent’s termination right described in the following sentence.

In no event will the Purchaser be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”): (i) the termination of the Merger Agreement in accordance with its terms (and Parent may terminate the Merger Agreement at any time prior to the Offer Acceptance Time, if holders of Shares representing more than 15% of the outstanding Shares have demanded (and not withdrawn) appraisal rights under Section 262 of the DGCL for such Shares), and (ii) April 24, 2017. The Purchaser may not extend the Offer beyond the Extension Deadline without Everyday Health’s prior written consent unless the Merger Agreement is terminated in accordance with its terms.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in paying for the Shares.

If, at the Expiration Date, all of the conditions of the Offer have been satisfied or waived, we will accept for payment and promptly pay for Shares tendered to the Purchaser and not properly withdrawn in the Offer. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Parent, the Purchaser and Everyday Health will cause the Merger to become effective as soon as practicable after the Acceptance Time, without a vote of the stockholders of Everyday Health, in accordance with Section 251(h) of the DGCL.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of conditions, including the Minimum Condition, the HSR Condition, the No Restraints Condition, the condition that the Merger Agreement has not been terminated in accordance with its terms and the Appraisal Rights Condition. See Section 14—“Conditions of the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, increase the Offer Price, waive, in whole or in part, any condition of the Offer or make any other changes to the terms and conditions of the Offer, except that, without the prior written consent of Everyday Health, we may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares to be purchased in the Offer;

•	impose conditions to the Offer other than those set forth in Section 14— “Conditions of the Offer”;

•	amend or modify any of the conditions of the Offer described in Section 14— “Conditions of the Offer” in a manner that adversely affects, or would reasonably be likely to adversely affect, any holder of Shares;

•	change or waive the Minimum Condition or any of the Specified Offer Conditions (as defined in Section 14— “Conditions of the Offer”);

•	extend or change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

Subject to the Purchaser’s obligation to extend the Offer as described above, if by the Expiration Date, any of the conditions of the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules, regulations, interpretations or positions of the SEC or its staff and the NYSE:

•	terminate the Offer, not accept for payment or pay for any Shares and promptly return all tendered Shares to tendering stockholders;

•	waive, to the extent permitted by applicable law, any of the unsatisfied conditions of the Offer (other than the Minimum Condition) and, subject to complying with the rules, regulations, interpretations or positions of the SEC or its staff applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•	extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend certain provisions or make certain modifications to the Offer.

If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and subject to applicable law and the rules, regulations, interpretations and positions of the SEC, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC. Any public announcement of an extension of the Offer will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes to the Offer be promptly disseminated to Everyday Health’s stockholders). Without limiting the obligation of the Purchaser under these rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will file an amendment to the Tender Offer Statement filed with the SEC on Schedule TO with respect to the Offer, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view is that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders. A change in price or a change in percentage of securities sought, or any material changes made with respect to information not materially less significant than price or percentage of securities sought, generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the Expiration Date equals or exceeds the minimum extension period that would be required because of such change. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Everyday Health has agreed to provide the Purchaser with Everyday Health’s stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1—“Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” For a description of our rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares in the Offer. Under no circumstances will interest be paid on the Offer Price by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares, and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—“Withdrawal Rights.”

The Purchaser reserves the right to transfer or assign its rights and obligations under the Merger Agreement, including the right to purchase Shares tendered in the Offer, to one or more direct or indirect subsidiaries of Parent, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment in the Offer.

3. Procedure for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares in the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date;

•	for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or, if applicable, an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer of Shares Held Through the Book-Entry Transfer Facility” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery for Unrestricted Shares” before the Expiration Date.

Book-Entry Transfer of Shares Held Through the Book-Entry Transfer Facility. The Depositary has agreed to establish an account or accounts with respect to the Shares at the Book-Entry Transfer Facility for

purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described under “—Guaranteed Delivery for Unrestricted Shares” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal, if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith, and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery for Shares. If a stockholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•	the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the NYSE.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser.

Other Requirements. Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•	a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when the proper documents are received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy. By executing the Letter of Transmittal (in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint the designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, to the fullest extent permitted by law, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, to the extent permitted by applicable law and Everyday Health’s certificate of incorporation and bylaws, at any annual, special or adjourned meeting of Everyday Health’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Options and Restricted Stock Units. The Offer is made only for Shares and is not made for any options to acquire Shares or restricted stock units. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with and subject to the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to ensure that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. No holder of an option to purchase Shares that, immediately prior to cancelation, had an exercise price per Share that is equal to or greater than the Merger Consideration or an option that is unvested at the Effective Time will be entitled to any payment with respect to such canceled option. Holders of restricted stock units may only tender the Shares received upon the vesting and settlement of restricted stock units pursuant to their terms. See Section 13—“The Merger Agreement; Other Agreements” for additional information regarding the treatment of outstanding equity awards in the Merger.

Warrants. Warrants to purchase Shares that are outstanding and unexercised immediately prior to the effective time of the Merger will be canceled in exchange for a cash payment, subject to applicable tax withholding, equal to the product of (i) the total number of Shares subject to such warrant and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such warrant. No holder of a warrant to purchase Shares that, immediately prior to cancellation, had an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such canceled warrant.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, will be resolved by the Purchaser. The Purchaser reserves the right to reject any or all tenders determined not to be in proper or complete form or to waive any irregularities or conditions. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Depositary, the Information Agent, Everyday Health or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted, and no fractional Shares will be purchased.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger, each tendering U.S. holder should complete and return the IRS Form W-9 included in the Letter of Transmittal. Tendering non-U.S. holders should complete and submit the applicable IRS Form W-8, which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5—“Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4. Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after January 1, 2017, which is the 60th day after the date of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares tendered in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer of Shares held through the Book-Entry Transfer Facility as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time before the Expiration Date.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be resolved by the Purchaser. The Purchaser reserves the right to reject all notices of withdrawal determined not to be in proper or complete form or to waive any irregularities or conditions. No notice of withdrawal will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Depositary, the Information Agent, Everyday Health or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the election and risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5. Material U.S. Federal Income Tax Consequences

The following discussion is a summary of the material U.S. federal income tax consequences of the disposition of the Shares in the Offer and the Merger, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of the Shares. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the disposition of the Shares in the Offer and the Merger.

This discussion is limited to holders who hold the Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S.

federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address the U.S. federal income tax consequences to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“S corporations,” partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	real estate investment trusts and regulated investment companies;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Shares under the constructive sale provisions of the Code;

•	persons who hold or receive Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	Persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding Shares; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

This discussion also does not address the U.S. federal income tax consequence to holders of Shares who exercise appraisal rights in connection with the Merger under the DGCL.

If an entity taxed as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of an owner in such entity generally will depend on the status of the owner, the activities of such entity and certain determinations made at the owner level. Accordingly, entities holding Shares that are treated as partnerships for U.S. federal income tax purposes and the owners in such entities should consult their tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences to U.S. Holders

Definition of a U.S. Holder. For purposes of this discussion, a “U.S. holder” is any beneficial owner of Shares that for U.S. federal income tax purposes is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia or any subdivision thereof or that is otherwise treated as a domestic corporation under the Code;

•	an estate, the income of which is includible in gross income for U.S. federal income tax regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Disposition of Shares in the Offer and the Merger. The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Gain or loss must be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder has held the Share for more than one year. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Consequences to Non-U.S. Holders

Definition of a Non-U.S. Holder. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of Shares that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

Disposition of Shares in the Offer and the Merger. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on the disposition of the Shares in the Offer or the Merger unless:

•	the recognized gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	Shares constitute U.S. real property interests (“USRPIs”) by reason of Everyday Health’s status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Unless an applicable treaty provides otherwise, the recognized gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A non-

U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Recognized gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower applicable treaty rate), which may be offset by U.S.-source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, Everyday Health believes that it is not currently a USRPHC. Because the determination of whether Everyday Health is a USRPHC depends on the fair market value of Everyday Health’s USRPIs relative to the fair market value of Everyday Health’s non-U.S. real property interests and other business assets, there can be no assurance Everyday Health is not currently a USRPHC. Even if Everyday Health is a USRPHC, gain realized on the disposition of the Shares in the Offer or the Merger by a non-U.S. holder of the Shares will not be subject to U.S. federal income tax if the Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of the outstanding Shares throughout the shorter of the five-year period ending on the effective date of the Merger or the non-U.S. holder’s holding period. Non-U.S. holders owning (actually or constructively) more than 5% of the Shares should consult their own tax advisors regarding the U.S. federal income tax considerations of the Offer and the Merger.

Non-U.S. holders should also consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding. Non-U.S. holders generally can avoid backup withholding and information reporting by providing the Depositary with the applicable and properly executed IRS Form W-8 certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

6. Price Range of the Shares; Dividends on the Shares

The Shares are currently listed and traded on NYSE under the symbol “EVDY”. The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NYSE, based on published financial sources.

2014
First Quarter (beginning March 28, 2014)	$14.75	$13.01
Second Quarter	19.89	11.84
Third Quarter	19.24	12.70
Fourth Quarter	15.21	10.86
2015
First Quarter	$14.93	$11.44
Second Quarter	14.24	10.41
Third Quarter	13.12	8.30
Fourth Quarter	10.59	5.34
2016
First Quarter	$6.18	$3.71
Second Quarter	8.13	5.12
Third Quarter	8.71	7.01
Fourth Quarter (through November 1, 2016)	10.50	7.57

On October 19, 2016, the last full trading day before media reports that Everyday Health was considering strategic alternatives, the closing price for Everyday Health’s common stock as reported on the NYSE was $8.20 per share. On November 1, 2016, the last full trading day before the commencement of the Offer, the closing price reported on the NYSE was $10.45 per share. Stockholders are urged to obtain a current market quotation for the Shares.

As of the date of the Merger Agreement, Everyday Health had never declared or paid any cash dividends on its capital stock. The Merger Agreement provides that, without the Purchaser’s prior written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the effective time of the Merger, Everyday Health may not establish a record date, declare, accrue, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock, including the Shares. Accordingly, Everyday Health is not expected to declare or pay any quarterly cash dividends during the pendency of the Merger Agreement.

7. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and Everyday Health will consummate the Merger as soon as practicable pursuant to Section 251(h) of the DGCL. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger. If the Offer is successful, there will be no market for the Shares because the Purchaser intends to consummate the Merger as soon as practicable following the acceptance for payment of Shares in the Offer.

NYSE Listing. The Shares are currently listed on the NYSE. Depending upon the number of Shares purchased pursuant to the Offer, Shares may no longer meet the requirements for continued listing on the NYSE if, among other things, Everyday Health does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. If the Shares are not delisted prior to the Merger, we intend to cause the delisting of the Shares from the NYSE promptly following the consummation of the Merger.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares.

Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Everyday Health to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Everyday Health, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of Everyday Health and persons holding “restricted securities” of Everyday Health to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect Everyday Health will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Everyday Health

Everyday Health. Everyday Health, Inc. is a Delaware corporation. Everyday Health operates a leading digital marketing and communications platform for healthcare marketers that want to engage with consumers and healthcare professionals.

Everyday Health’s legal name as specified in its certificate of incorporation is “Everyday Health, Inc.” Everyday Health’s principal executive offices are located at 345 Hudson Street, 16th Floor, New York, New York 10014. The telephone number of Everyday Health at that office is (646) 728-9500.

Available Information. Everyday Health is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Everyday Health’s directors and officers, their remuneration, options and restricted stock units granted to them, the principal holders of Everyday Health’s securities and any material interests of such persons in transactions with Everyday Health is required to be disclosed in proxy statements distributed to Everyday Health’s stockholders and filed with the SEC. Such reports, proxy statements and other information may be inspected at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Everyday Health that has been filed via the EDGAR system.

Financial Projections. Everyday Health provided Parent with selected unaudited projected financial information concerning Everyday Health. Such information is described in Everyday Health’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Everyday Health stockholders contemporaneously with this Offer to Purchase. Everyday Health’s stockholders are urged to, and should, carefully read the Schedule 14D-9.

9. Certain Information Concerning j2, Parent and the Purchaser

j2, Parent and the Purchaser.

j2 is a Delaware corporation. j2 is a leading provider of Internet services. j2’s principal executive offices are located at 6922 Hollywood Boulevard, Suite 500, Los Angeles, California 90028. The telephone number of j2 at such office is (323) 860-9200.

Parent is a Delaware limited liability company. Parent is a leading global digital-media company operating in the technology, gaming, entertainment and men’s lifestyle verticals. Parent’s principal executive offices are located at 28 East 28th Street, New York, New York 10016. The telephone number of Parent at such office is (212) 503-3500.

The Purchaser is a Delaware corporation that was formed in 2016 for the purpose of acquiring Everyday Health. Other than in connection with the Merger Agreement or the Offer, since its formation, the Purchaser has not conducted business operations. If the Purchaser accepts Shares for purchase in the Offer, the sole purpose of the Purchaser will be to complete the Offer and the Merger. The Purchaser is a direct wholly-owned subsidiary of Parent. Until immediately before the time the Purchaser accepts Shares for purchase in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser’s legal name as specified in its certificate of incorporation is “Project Echo Acquisition Corp.” The Purchaser’s principal executive offices are located at 28 East 28th Street, New York, New York 10016. The telephone number of Purchaser at such office is (212) 503-3500.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of j2, Parent and the Purchaser are set forth in Schedule I hereto.

Except as described in this Offer to Purchase, (i) none of j2, Parent or the Purchaser, nor any of the persons or entities listed in Schedule I or any associate or other majority-owned subsidiary of j2, Parent or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Everyday Health and (ii) none of j2, Parent or the Purchaser, nor any of the persons or entities referred to in clause (i) above, has effected any transaction in the Shares or any other equity securities of Everyday Health during the past 60 days.

Except as set forth in this Offer to Purchase, none of j2, Parent or the Purchaser, nor any of the persons or entities listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Everyday Health or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between j2, Parent or any of their respective subsidiaries (including the Purchaser) or any of the persons or entities listed in Schedule I to this Offer to Purchase, on the one hand, and Everyday Health or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of j2, Parent or the Purchaser or the persons or entities listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of j2, Parent or the Purchaser or the persons or entities listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, j2, Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to

Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by j2, Parent and the Purchaser with the SEC, may be inspected at the SEC’s public reference library at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information relating to j2, Parent and the Purchaser that has been filed with the SEC via the EDGAR system.

10. Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining financing. Parent and the Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $373 million plus any related transaction fees and expenses. Parent and the Purchaser expect to fund these amounts through a combination of cash on hand at j2, their mutual parent entity, and a portion of the proceeds of an anticipated new j2 credit facility. While j2 has received commitments from certain financial institutions for additional debt facilities, j2 is in the process of negotiating and expects to secure commitments for a larger credit facility. There can be no assurances that we will be able to consummate such financing. Parent and the Purchaser anticipate that the debt commitments for such facility will be subject to customary conditions.

Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, j2 has guaranteed to Everyday Health the due and punctual observance, payment, performance and discharge of the obligations of Parent and Purchaser pursuant to the Merger Agreement and there is no financing condition to the completion of the Offer, we do not believe the financial condition of the Purchaser or Parent is material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11. Background of the Offer; Past Contacts, Negotiations and Transactions

The following is a description of contacts between representatives of Parent and its affiliates and representatives of Everyday Health and other persons identified below that resulted in the execution of the Merger Agreement and commencement of the Offer. For a review of Everyday Health’s activities relating to these contacts, please refer to Everyday Health’s Schedule 14D-9 mailed to its stockholders with this Offer to Purchase.

Parent’s management team regularly evaluates business development opportunities including strategically relevant acquisition targets. Among these potential acquisition targets was Everyday Health, which Parent had evaluated since 2015. In mid-2015, Vivek Shah, Chief Executive Officer of Parent, and James Yaffe, Chief Strategy Officer of Parent, had a lunch meeting with Benjamin Wolin, Chief Executive Officer of Everyday Health, to see if Everyday Health’s management had any interest in discussing a strategic transaction pursuant to which Everyday Health would become an acquisition target of Parent at some point in the future. Mr. Wolin indicated Everyday Health was not interested in pursuing a transaction with Parent at such time.

In December 2015, Mr. Shah, and Mr. Yaffe contacted an outside director of Everyday Health to inquire whether Everyday Health’s management had any interest in exploring a potential acquisition or other transaction involving Everyday Health. However, at this point, these discussions did not proceed beyond the preliminary stage.

On May 28, 2016, representatives of Qatalyst Partners LP, an investment bank advising Everyday Health (“Qatalyst”), contacted Parent to see if Parent had an interest in exploring a potential acquisition or other transaction involving Everyday Health and learning more about the company. Parent indicated it was interested in learning more. Accordingly, Mr. Yaffe and Stephen Hicks, General Counsel of Parent, reviewed and approved the required nondisclosure agreement that Everyday Health required all potential bidders to execute and deliver in order to gain access to due diligence materials on Everyday Health.

On June 2, 2016, Parent entered into a non-disclosure and standstill agreement with Everyday Health.

On June 15, 2016, Qatalyst set an internal management meeting between Parent and Everyday Health. Mr. Wolin, and Brian Cooper, Chief Financial Officer of Everyday Health, presented an overview of Everyday Health to Mr. Shah, Mr. Yaffe, Steven Horowitz, Chief Operating Officer of Parent, and Brian Stewart, Chief Financial Officer of Parent.

On June 23, 2016, Qatalyst arranged a conference call among the same members of the Everyday Health and Parent management teams as attended the June 15, 2016 meeting to discuss the business model of Everyday Health and its subsidiaries in depth.

On June 30, 2016, Parent received a letter from Qatalyst outlining the process for submitting a nonbinding proposal if Parent wanted to acquire Everyday Health. The process included a July 18, 2016 deadline for submitting a nonbinding bid for the company.

On July 18, 2016, Mr. Yaffe informed Qatalyst that Parent, at that time, was interested only in acquiring Everyday Health’s consumer media business.

On July 21, 2016, representatives of Qatalyst suggested there might be an opportunity for Parent to partner with a private equity firm such that Parent could acquire Everyday Health’s consumer media business and a private equity firm could acquire Everyday Health’s professional business.

On July 21, 2016, Qatalyst also introduced Parent to one of the private equity firms that might be interested in only acquiring Everyday Health’s professional business. Parent and the private equity firm then discussed investigating a potential co-bid for Everyday Health, including potential terms for such an arrangement. Both Parent and the private equity co-bidder then gained access to a virtual data room of diligence materials relating to Everyday Health.

On August 4, 2016, Mr. Yaffe and the management team of the private equity firm held a working session to discuss roles, levels of interest and establish a joint process to assess the business units of Everyday Health.

On August 10, 2016, Everyday Health conducted working sessions to show financial modeling separating out the two main business unit categories.

On August 18, 2016, Qatalyst contacted representatives of Parent and set August 23, 2016 as the initial deadline for preliminary non-binding bids from all interested bidders.

Parent then prepared an analysis and proposed value of Everyday Health’s consumer media business with the intent to engage in further discussions with the private equity co-bidder to determine the private equity co-bidder’s level of interest and financial commitment to purchase the professional business of Everyday Health. The Parent and the private equity co-bidder reached an agreement on a per share price to submit as an initial offer.

On August 23, 2016, Parent and the private equity co-bidder submitted to Qatalyst a non-binding bid to acquire Everyday Health for $9.00 per share.

On August 25, 2016, representatives of Qatalyst contacted the two co-bidders to inform them that their initial bid qualified them for the next round of bidding, but that the bid was materially lower than other bids it had received.

On September 1, 2015, Parent received a process letter and a draft merger agreement, requesting the submission of final bids, fully committed financing letters to the extent required, and comments to the draft merger agreement by the specified bid date of September 23, 2016.

On September 8, 2016, representatives of Qatalyst arranged a management meeting in New York City for Everyday Health to present a detailed management presentation of its consumer businesses to the management of Parent. Mr. Wolin, Mr. Cooper, Alan Shapiro, General Counsel of Everyday Health, Michael Rose, President of Everyday Health’s Parenting and Pregnancy business unit, and Yadin Shemmer, President, Everyday Health Consumer, presented to Mr. Shah, Mr. Yaffe, Mr. Horowitz, Mr. Stewart, Fred Rolff, Senior Vice President, Finance, for Parent, and Jennifer Riccio, Vice President, Finance, for Parent.

On September 16, 2016, Parent updated j2 executives regarding the current status of Parent’s discussions with the private equity co-bidder and Parent’s examination of the entirety of Everyday Health’s businesses. As a result of these discussions, Parent began to consider making a bid for all of Everyday Health’s businesses.

On September 21, 21016 the private equity co-bidder told Parent it could not commit to a firm price to acquire the professional business of Everyday Health at that time. On that same date, representatives of Qatalyst contacted the management of Parent to advise that the September 23, 2016 bid date would be delayed until after the end of Everyday Health’s third quarter ended September 30, 2016.

On September 22, 2016, Parent contacted representatives of Everyday Health and on September 24, 2016 Parent contacted representatives of Qatalyst, in each case, to indicate that Parent was considering the submission of an independent bid to acquire all of Everyday Health’s businesses rather than a co-bid with the private equity co-bidder.

On September 27, 2016, management teams from both Parent and Everyday Health held a working session in New York City with team leaders from Everyday Health’s professional business units: Greg Jackson, President, Everyday Health Pro, Miki Kapoor, President, Healthcare Solutions, and Maureen Franco, Chief Executive Officer, Cambridge BioMarketing.

On September 28, 2016, the private equity co-bidder presented a firm committed price to Parent for the professional business of Everyday Health. Parent determined that this committed price was too low to support a strong co-bid for Everyday Health’s businesses with the private equity co-bidder. As a result, Parent informed the private equity co-bidder that it expected to submit an independent bid for the entirety of Everyday Health’s businesses without the participation of the private equity co-bidder.

On September 29, 2016, Parent affirmed to Qatalyst that Parent intended to pursue an acquisition of the entirety of Everyday Health’s businesses as a single bidder, and Qatalyst discussed the potential transaction with a board member of j2.

On October 3, 2016, Qatalyst sent Parent an updated letter on the conclusion of the auction process. This updated process letter required best and final bids from potential bidders by October 10, 2016 at 5:00 p.m. Pacific Time.

On October 10, 2016, Parent submitted a final bid letter indicating a desire to acquire 100% of Everyday Health stock through a cash tender offer for all of the outstanding shares of Everyday Health at an offer price of $10.50 per share followed by a back-end merger under Section 251(h) of the Delaware General Corporation Law immediately following the successful consummation of such a cash tender offer. Parent’s final bid letter was accompanied by Parent’s comments to the draft merger agreement.

On October 11, 2016, Qatalyst informed Parent that Parent’s bid was selected for negotiation and presented a seven-day exclusivity period that lasted until 11:59 p.m. Pacific Time on October 18, 2016 on the basis of, among other things, a willingness of Parent to consider changing some of the terms of its proposal including the offer price. Parent subsequently agreed to increase its bid price to $10.75 per share, subject to coming to terms on the definitive agreements and an agreement by Everyday Health to proceed with Parent on an exclusive basis.

Parent and Everyday Health continued to negotiate the terms of definitive agreements for the Offer and Merger through the end of the exclusivity period.

On October 19, 2016, Parent and Everyday Health management held working sessions to address critical issues including financial models and recent incentive equity awards on Parent’s ultimate acquisition of Everyday Health.

On October 20, 2016, Everyday Health, Parent and their respective representatives met to discuss Everyday Health’s historical stock based compensation practices and Everyday Health’s expected financial performance during the fourth quarter of 2016. Later that day, Parent advised members of management of Everyday Health that its final bid price would be $10.50 per share.

Shortly prior to the closing of trading on October 20, 2016, Reuters published an article reporting that Everyday Health was exploring strategic alternatives, including a possible sale. Throughout the evening of October 20, 2016 and the early morning of October 21, 2016, representatives of Everyday Health and Parent negotiated the remaining issues in the Merger Agreement.

On the morning of October 21, 2016, prior to the opening of the stock markets in the United States, Everyday Health, Parent, Purchaser and, for certain limited purposes stated therein, j2 entered into the Merger Agreement.

12. Purpose of the Offer; Plans for Everyday Health; Other Matters

Purpose of the Offer. The purpose of the Offer is to enable Parent and the Purchaser to acquire control of, and would be the first step in Parent’s acquisition of the entire equity interest in, Everyday Health. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The Merger will be effected pursuant to Section 251(h) of the DGCL. Accordingly, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Merger will become effective as soon as practicable following the completion of the Offer without a vote of Everyday Health’s stockholders in accordance with Section 251(h) of the DGCL.

If the Merger is completed, Parent will directly own 100% of the equity interests in Everyday Health and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Everyday Health and entitlement to any increase in its value. Similarly, Parent will also bear the risk of any losses incurred in the operation of Everyday Health and any decrease in the value of Everyday Health. Following completion of the Merger, Everyday Health will be wholly-owned by Parent. At the effective time of the Merger, the directors of the Purchaser, as set forth in Schedule I hereto, or such other individuals designated by Parent, shall become the directors of Everyday Health, and will hold office until their respective successors have been elected, designated or qualified in accordance with the certificate of incorporation and bylaws of the surviving corporation.

Everyday Health stockholders who sell their Shares in the Offer will cease to have any equity interest in Everyday Health and to participate in any future growth in Everyday Health. If the Merger is completed, the current stockholders of Everyday Health will no longer have an equity interest in Everyday Health and instead will have only the right to receive an amount in cash equal to the Offer Price, or to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current stockholders of Everyday Health will not bear the risk of any decrease in the value of Everyday Health after selling their Shares in the Offer or the Merger.

Plans for Everyday Health. After completion of the Offer and the Merger, Everyday Health will be a direct wholly-owned subsidiary of Parent. With respect to the business of Everyday Health following consummation of the Merger, Parent intends to evaluate strategic options, and expects to provide further clarity at or around the time of the closing of the Merger. As a result of this review and integration, it is possible that Parent could implement changes to Everyday Health’s business that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. Parent expects to operate Everyday Health’s facilities in the same manner as Parent’s other facilities, using the best capabilities of Everyday Health and Parent to optimize operations, including making investments where appropriate. Parent cannot speculate on future activities, and reserves the right to change its plans and intentions at any time, as it deems appropriate. Except as disclosed in this Offer to Purchase, Parent does not have any present plan or proposal that would result in the acquisition by any person of additional securities of Everyday Health, the disposition of securities of Everyday Health, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Everyday Health, or the sale or transfer of a material amount of assets of Everyday Health.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions. Rule 13e-3 will not be applicable to the Merger because the Merger will be effected as soon as practicable, and in any event assuming satisfaction or waiver of the conditions to the Merger, within three business days following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Everyday Health and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, holders of the Shares immediately before the effective time of the Merger who have properly made a demand for appraisal and who comply with the applicable procedures in Section 262 of the DGCL will be entitled to a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any, in lieu of receiving the Offer Price for their Shares. The value so determined could be more or less than the Offer Price. It should be noted that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. It is a condition to consummation of the Offer that holders of Shares representing no more than 15% of the outstanding Shares have demanded (and not withdrawn) appraisal rights under Section 262 of the DGCL for such Shares.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. Everyday Health’s Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should carefully review the discussion of procedures required to be followed to demand and perfect appraisal rights under Section 262 of the DGCL in the Schedule 14D-9 as well as the provisions of Section 262 of the DGCL, attached as Annex II to the Schedule 14D-9, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the appraisal rights of stockholders in the Merger under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights available under the DGCL in connection with the Merger and is qualified in its entirety by reference to “Item 8. Additional Information—Notice of Appraisal Rights” contained in Everyday Health’s Schedule 14D-9 and to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If the Merger occurs and a stockholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the Offer Price.

13. The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Everyday Health.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. The Merger Agreement is not intended to provide you with any factual information about Everyday Health, Parent or the Purchaser. Such information can be found elsewhere in this Offer to Purchase. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Merger Agreement has been filed herewith as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of Everyday Health), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of Everyday Health. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Everyday Health, Parent or the Purchaser or any of their respective subsidiaries or affiliates.

The Offer. The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable (and in any event within seven business days, but the parties agreed to extend this deadline by one business day) after the execution of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition and the satisfaction, or waiver (to the extent permitted by applicable law) by the Purchaser, of the other conditions that are described in Section 14—“Conditions of the Offer,” the Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable following the Expiration Date.

Parent and the Purchaser expressly reserved the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that without Everyday Health’s prior written approval the Purchaser is not permitted to (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares to be purchased in the Offer; (iv) impose conditions to the Offer other than those set forth in Section 14—“Conditions of the Offer”; (v) amend or modify any of the conditions of the Offer described in Section 14—“Conditions of the Offer” in a manner that adversely affects, or would reasonably be likely to adversely affect, any holder of Shares; (vi) change or waive the Minimum Condition or any of the Specified Offer Conditions (as defined in Section 14—“Conditions of the Offer”); (vii) extend or change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Purchaser is required by the Merger Agreement to extend the Offer:

•	to the extent required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or the NYSE;

•	for one or more periods of up to 10 business days each, until any waiting periods (or any extension thereof) under the HSR Act have expired or been terminated; and

•	at Everyday Health’s request, for one or more periods of up to 10 business days each, if a condition to the Offer has not been satisfied and has not been waived, to permit such condition to be satisfied, subject to Parent’s termination right described in the following sentence.

The Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the written consent of Everyday Health, except if the Merger Agreement has been terminated pursuant to its terms (and Parent may terminate the Merger Agreement at any time prior to the Offer Acceptance Time, if holders of Shares representing more than 15% of the outstanding Shares have demanded (and not withdrawn) appraisal rights under Section 262 of the DGCL for such Shares). If the Merger Agreement is terminated pursuant to its terms, then the Purchaser is required to promptly, irrevocably and unconditionally terminate the Offer and cause the Depositary to return all Shares tendered in the Offer.

The Merger. The Merger Agreement provides that, following completion of the Offer (if applicable) and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger:

•	the Merger shall be effected pursuant to Section 251(h) of the DGCL;

•	the Purchaser will be merged with and into Everyday Health; and

•	Everyday Health will continue as the surviving corporation of the Merger (which we refer to as the “surviving corporation”).

At the effective time of the Merger, the certificate of incorporation shall be amended to be the certificate of incorporation in the form attached to the Merger Agreement. The bylaws of the surviving corporation shall be amended to be the bylaws of the Purchaser as in effect immediately prior to the Effective Time.

Conditions to Completion of the Merger. The respective obligations of Parent and the Purchaser, on the one hand, and Everyday Health, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	the Purchaser (or Parent on the Purchaser’s behalf) has consummated (within the meaning of Section 251(h) of the DGCL) the Offer; and

•	no governmental body has (i) issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger which remains in effect or (ii) promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger any legal requirement or law which directly or indirectly prohibits or makes illegal the consummation of the Merger which remains in effect.

Conversion of Capital Stock. At the effective time of the Merger, by virtue of the Merger and without any further action:

•	each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by Everyday Health as treasury stock, Shares held by Everyday Health or any of its wholly-owned subsidiaries or Shares owned by Parent, the Purchaser or any other wholly-owned subsidiary of Parent and (ii) Shares irrevocably accepted for payment in the Offer and Shares that properly seek appraisal under applicable law) will be converted into the right to receive the Offer Price (the “Merger Consideration”), subject to any withholding of taxes required by applicable law; and

•	all outstanding equity interests of the Purchaser held immediately prior to the effective time of the Merger will be converted into and become one newly issued, fully paid and non-assessable share of common stock of the surviving corporation.

After the effective time of the Merger, the Shares will no longer be outstanding and will cease to exist, and each holder of a certificate representing Shares will cease to have any rights with respect thereto, except the right to receive the Offer Price, subject to any withholding of taxes required by applicable law, upon the surrender of such certificate. At or prior to the Offer Acceptance Time, Parent or the Purchaser will deposit with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

Treatment of Options. As of the effective time, each option to purchase Shares (a “Company Option”) that is then outstanding, vested and unexercised (after giving effect to the accelerated vesting of Stock Options in connection with the Transactions pursuant to certain agreements with certain Everyday Health’s officers, directors ,and employees prior to the effective time) and is not a Terminated Option (defined below), which we refer to as a “Cashed Out Option,” will be canceled and coverted into the right to receive a cash payment (without interest and subject to applicable withholding or other taxes required by applicable law) in an amount equal to the total number of Shares subject to the option immediately prior to such cancellation multiplied by the amount, if any, by which the Merger Consideration exceeds the exercise price per share of the option. No holder of an option that, as of immediately prior to such cancellation, has an exercise price per Share that is equal to or greater than the Offer Price or will be unvested at the time as of the Effective Time will be entitled to any payment with respect to such canceled option. The unvested portion of each Company Option that is outstanding immediately prior to the effective time (a “Terminated Option”), shall, immediately prior to the effective time, be canceled and extinguished for no consideration. After the effective time of the Merger, each Company Option will no longer be exercisable, and, in the case of a Cashed Out Option, will only entitle the holder to the payment of the consideration described above.

Treatment of Restricted Stock Units. At the effective time, each restricted stock unit with respect to Shares (a “Company RSU”) that is outstanding immediately prior to the effective time and is not a Terminated RSU (defined below) shall, in lieu of any issuance of any shares of Everyday Health stock in settlement thereof, be canceled and converted into the right to receive a payment in cash (without interest and subject to any applicable withholding or other taxes required by applicable law) in an amount equal to the total number of Shares issuable upon settlement of such Company RSUs (after giving effect only to the accelerated vesting of RSUs pursuant to certain agreements with certain Everyday Health officers, directors, and employees prior to the effective time) immediately prior to such cancellation multiplied by the Merger Consideration. The unvested portion of each Company RSU that is outstanding immediately prior to the effective time (a “Terminated RSU”) shall, immediately prior to the effective time, be canceled and extinguished for no consideration.

Treatment of Warrants. At the effective time of the Merger, each warrant to purchase Shares that is issued, unexpired and unexercised immediately prior to the effective time of the Merger and not terminated pursuant to its terms in connection with the Merger, will be canceled and, in exchange therefor, the former holder will be entitled to receive a payment in cash (subject to any applicable withholding or other taxes required by applicable law) of an amount equal to the product of (i) the total number of Shares subject to such warrant and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such warrant. No holder of a warrant to purchase Shares that, immediately prior to cancellation, had an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such canceled warrant. From and after the effective time of the Merger, each warrant to purchase Shares shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment described in the first sentence of this paragraph.

Termination of Everyday Health Equity Plans. As of the effective time of the Merger, and except as otherwise agreed by Parent and a holder of an equity award, all Everyday Health equity plans and its employee stock purchase plan will be terminated and no further Shares, options, restricted stock units, or other rights with respect to Shares will be granted thereunder. In accordance with the terms of the employee stock purchase plan, the current six-month offering period ends November 15, 2016, and no offering period or purchase period will be authorized to commence thereafter. The final purchase of Shares under the final offering will occur on November 15, 2016.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Everyday Health to Parent and the Purchaser and representations and warranties made by Parent and the Purchaser to Everyday Health. The assertions embodied in the representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties not set forth in the Merger Agreement. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, Everyday Health has made customary representations and warranties to Parent and the Purchaser with respect to, among other things:

•	corporate matters related to Everyday Health and its subsidiaries, such as organization, standing, power and authority;

•	its capitalization;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	conduct of business in all material respects in the ordinary course of business and the absence of a Company Material Adverse Effect;

•	title to properties and assets and the absence of certain liens or encumbrances;

•	real property;

•	intellectual property;

•	material contracts and indebtedness;

•	the absence of undisclosed liabilities;

•	no violations of laws, governance documents or agreements;

•	required filings, compliance with laws and permits;

•	privacy and data security;

•	compliance with anti-corruption laws and export controls;

•	search engine optimization;

•	taxes;

•	labor and other employment matters;

•	employee benefit plans, ERISA matters and certain related matters;

•	environmental matters;

•	insurance;

•	litigation;

•	the validity of the Merger Agreement, including approval by Everyday Health’s board of directors;

•	required consents and approvals;

•	the opinion of its financial advisor;

•	brokers’ fees and expenses;

•	key revenue generators and suppliers;

•	related party transactions; and

•	the information included in this Offer to Purchase and the Schedule 14D-9;

Some of the representations and warranties in the Merger Agreement made by Everyday Health are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, occurrence, violation, inaccuracy, circumstance, change or other effect that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (A) the business, condition (financial or otherwise), or results of operations, taken as a whole, of Everyday Health and its subsidiaries, or (B) the ability of Everyday Health to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) in a timely manner. None of the following is deemed, either alone or in combination to be, and will not be taken into account in determining whether there is or would be reasonably likely to be, a “Company Material Adverse Effect”:

•	changes in the market price or trading volume of Everyday Health’s stock;

•	the entry into and the announcement of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the impact thereof on officers, employees, customers, suppliers, distributors, vendors, licensors, licensees or lenders;

•	changes in the industries in which Everyday Health and its subsidiaries operate or the economy in general, or other general business, financial or market conditions;

•	changes related to credit, debt, financial or capital markets, interest or exchange rates;

•	effects of terrorism, war, national or international calamity or other similar events;

•	results of changes in, or actions taken to comply with, certain legal requirements or accounting policies;

•	changes arising out of actions taken by Everyday Health at the direction of Parent or as required under the Merger Agreement, or certain failures by Everyday Health to take actions that are prohibited by the Merger Agreement;

•	results of a breach of the Merger Agreement by Parent or the Purchaser;

•	actions taken by Parent or its affiliates, including disclosures related to Parent’s plan to operate the business following the effective time of the Merger; or

•	failure by Everyday Health or any subsidiary or any division thereof to meet any internal or external expectations, estimates, earnings predictions, forecasts or projections or the results of operations for any period;

except, as to the third through sixth bullet points above, to the extent that Everyday Health and its subsidiaries are adversely affected disproportionately relative to the other participants in the same industries or the economy generally, as applicable.

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to Everyday Health with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	formation of the Purchaser and ownership of the Purchaser by Parent;

•	the validity of the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	litigation;

•	the information included in this Offer to Purchase;

•	sufficiency of funds and solvency;

•	ownership of Shares by Parent and the Purchaser;

•	broker’s fees and expenses;

•	the absence of management arrangements requiring disclosure under Item 1005(d) of Regulation M-A; and

•	acknowledgment of the disclaimer of other representations and warranties by Everyday Health and its subsidiaries.

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survives the effective time of the Merger. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the effective time of the Merger.

Conduct of Business of Everyday Health Pending Closing. Except as required by applicable laws or the Merger Agreement, or as otherwise agreed by the parties, unless Parent has otherwise agreed in writing, from the date of the Merger Agreement until the effective time of the Merger, Everyday Health has agreed that it will, and will cause its subsidiaries to:

•	conduct its operations in the ordinary course of business consistent with past practice (including with respect to Taxes);

•	use its commercially reasonable efforts to keep available the services of the current officers and other key employees of Everyday Health and its subsidiaries and preserve the goodwill and current relationships of Everyday Health and its subsidiaries with customers, suppliers and other Persons with which Everyday Health or its subsidiaries have business relations; and

•	use commercially reasonable best efforts to preserve substantially intact its present business organization.

In addition, except as required by applicable law as expressly contemplated by the Merger Agreement or as otherwise agreed by the parties, or otherwise consented to in writing by Parent, from the date of the Merger Agreement until the effective time of the Merger, Everyday Health will ensure that Everyday Health and each of its subsidiaries will conduct in all material respects its business in the ordinary course, and Everyday Health will notify Parent of (i) notice from any person alleging that its consent, which would be material, is required to consummate the Merger and the Offer; or (ii) any legal proceeding is commenced or, to its knowledge, threatened, involving Everyday Health or its subsidiaries and relating to the consummation of the Merger or the Offer.

During the period prior to the effective time of the merger, Everyday Health and its subsidiaries will not, among other things and subject to certain exceptions set forth in the Merger Agreement:

•	establish a record date, declare, accrue, set aside, make or pay any dividend or other distribution with respect to shares of its capital stock or other equity interests (other than dividends paid by a wholly-owned subsidiary of Everyday Health to Everyday Health or another wholly-owned subsidiary);

•	repurchase, redeem or otherwise reacquire any shares of its capital stock or any rights, warrants or options to acquire any shares of its capital stock, other than (i) repurchases or reacquisitions of outstanding Everyday Health stock from an employee, consultant or director of the Company upon termination of his or her employment or engagement by Everyday Health; (ii) repurchases of outstanding stock awards (or shares issuable thereunder) from Everyday Health employees, consultants or directors in accordance with the terms of such awards, upon termination of his or her employment or engagement by Everyday Health; or (iii) to satisfy tax withholding obligations related to Everyday Health stock awards;

•	split, combine, subdivide or reclassify any shares of its capital stock or other equity interests;

•	issue, sell or pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other equity interests in, Everyday Health or its subsidiaries, or any rights based on the value of any such equity interests, or authorize any subsidiary to do so, other than the issuance of Shares upon the exercise of outstanding warrants or options, stock options under Everyday Health’s employee stock purchase plan, or the settlement of Everyday Health’s restricted stock units outstanding as of the date of the Merger Agreement;

•	except as contemplated by the Merger Agreement, (i) establish, adopt, terminate or amend any employee benefit or compensatory plans, or amend or waive any of its rights, or accelerate any vesting or payment under, any such plan; (ii) grant any employee or director (A) any increase in compensation or benefits or (B) any bonuses, awards or benefits except to the extent permitted under the Merger Agreement;

•	enter into (i) any change in control agreement or retention agreement with any employee, consultant or director of the Company, (ii) any agreement providing for severance for an employee, consultant or director of the Company in excess of two weeks’ wages, or (iii) a consulting agreement providing annual base compensation greater than $250,000 or on terms which would limit Everyday Health and its subsidiaries from terminating such person’s service on 30 days’ notice;

•	hire any employee with an annual base salary in excess of $250,000 or for a position other than in replacement of an employee whose service with Everyday Health and its subsidiaries terminates following the date of the Merger Agreement;

•	amend or permit any amendment to its organizational documents;

•	form any subsidiary or acquire any interest in another entity (other than a less than 1% ownership in a publicly-traded entity), or enter into a joint venture, partnership or similar arrangement;

•	make or authorize any capital expenditure other than capital expenditures (i) provided for in and consistent with the budget provided to Parent; and (ii) that, together with all capital expenditures by Everyday Health and its subsidiaries since the date of the Merger Agreement but not provided for in the budget provided to Parent, does not exceed $250,000 individually or $1,000,000 in the aggregate;

•	acquire, lease, license, pledge, sell or otherwise dispose of, waive, relinquish or permit to lapse or otherwise encumber any material right or other material asset or property (other than (i) in the ordinary course, (ii) pursuant to dispositions of obsolete or surplus assets, (iii) as provided for in the budget provided to Parent or (iv) that does not exceed $250,000 individually or $1,000,000 in the aggregate),

•	lend money or make capital contributions or advances to or investments in any other person, or guarantee indebtedness (other than short-term, ordinary course borrowings not in excess of $1,000,000 in the aggregate);

•	amend or modify in any material respect, or waive, terminate, replace, or settle or compromise a material claim under, a Material Contract (as defined in the Merger Agreement), or enter into any Material Contract, other than certain license agreements;

•

except as required by law, make a material change to accounting methods, make or rescind a material tax election, file an amended return that could materially increase taxes payable by Everyday Health or its subsidiaries, enter into an agreement with a governmental body regarding taxes, settle or compromise any claims regarding taxes or surrender a right to a material tax refund, waive or extent a statute of limitations (other than ordinary course extensions);

•	commence any legal proceedings, except ordinary course matters or cases where Everyday Health determines in good faith that failure to commence such legal proceedings would result in a material impairment of a material aspect of its business (in consultation with Parent), or in connection with a breach of the Merger Agreement or any agreement contemplated thereby;

•	settle, release, waive or compromise any legal proceeding or other claim (other than a claim relating to a breach of the Merger Agreement or any agreement contemplated thereby, or pursuant to a settlement that does not relate to any of the transactions contemplated by the Merger Agreement, and (i) results solely in a monetary payment by Everyday Health and its subsidiaries of not more than $500,000 in the aggregate; (ii) results solely in a monetary payment funded by indemnity to or insurance of Everyday Health or a subsidiary, and any unfunded portion payable by Everyday Health or any subsidiary, together with payments under clause (i), do not exceed $500,000 in the aggregate; or (iii) results in no monetary payment by Everyday Health or any subsidiary, or in the receipt of payment by Everyday Health or its subsidiary;

•	enter into, adopt, amend or terminate any collective bargaining or other labor agreement (except as required by law);

•	adopt a stockholder rights plan or similar arrangement;

•	terminate any insurance policies or reduce coverage thereunder;

•	adopt a plan or agreement of liquidation or dissolution, merger, consolidation, restructuring or reorganization of Everyday Health or its subsidiaries; or

•	authorize or agree or commit to take any of the actions described in the bullet points above.

Access to Information; Confidentiality. Until the earlier of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms, Everyday Health agreed that it will and will cause each of its subsidiaries to: (i) provide to Parent and its representatives reasonable access during normal business hours upon prior notice to the officers, employees, agents, properties, offices and other facilities of Everyday Health and its subsidiaries and to the books and records thereof (including tax returns and related workpapers) as Parent or the Purchaser may reasonably request, (ii) promptly provide Parent and its representatives with all reasonably requested information regarding the business of Everyday Health and its subsidiaries, including copies of books, records, tax returns, work papers and other documents and information and financial, operating and other data; in each case subject to applicable attorney-client or other privilege, applicable legal requirements and other exceptions specified in the Merger Agreement. With respect to all such information, Parent has agreed to comply with the terms of the Confidentiality Agreement dated June 2, 2016 (the “Confidentiality Agreement”).

Everyday Health Board Recommendation. Subject to the provisions described below, Everyday Health’s board of directors agreed to recommend that the holders of the Shares accept the Offer and tender their Shares to the Purchaser in the Offer. This is referred to as the “Everyday Health Board Recommendation.” Everyday Health’s board of directors also agreed to include the Everyday Health Board Recommendation in the Schedule 14D-9 and to permit the Purchaser to include the Everyday Health Board Recommendation in this Offer to Purchase and related Offer documents. The Merger Agreement provides that Everyday Health’s board of directors will not affect an Adverse Change Recommendation except as described below.

No Solicitation of Transactions. From October 21, 2016 until completion of the Merger (or, if earlier, the termination of the Merger Agreement in accordance with its terms), Everyday Health agreed that it will not, and will cause its subsidiaries and their representatives not to, directly or indirectly:

•	continue any solicitation, knowing encouragement, discussions or negotiations related to any Acquisition Proposal (as defined below); or

•	(i) solicit, initiate or knowingly facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) other than informing persons of the restrictions of Section 5.3 of the Merger Agreement and waiving any standstill covenants that Everyday Health or its subsidiaries has entered into with any Third Party solely to the extent necessary for the Third Party to make, on a confidential basis, an Acquisition Proposal, conditioned on such Third Party’s agreement that Everyday Health may provide information to Parent (including information regarding the Acquisition Proposal) in accordance with, and otherwise comply with, the Merger Agreement, engage in, continue or participate in any discussions or negotiations regarding, or furnish non-public information in connection with or to knowingly encourage or facilitate an Acquisition Proposal or a proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (iii) approve any transaction under or any third party becoming an “interested stockholder” under any state anti-takeover law or regulation, or (iv) enter into any letter of intent, acquisition agreement or similar agreement (other than certain confidentiality agreements expressly permitted by Section 5.3 of the Merger Agreement) with respect to an Acquisition Proposal or a proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

Except as permitted by clause (iii) in the foregoing bullet point, Everyday Health and its subsidiaries are required to enforce the confidentiality and standstill provisions in any such agreement. “Acquisition Proposal” means any written proposal or written offer from any Third Party (as defined below) relating to, in a single transaction or series of related transactions, any:

•	acquisition by or license to such Third Party or its affiliate of assets of Everyday Health and its subsidiaries equal to 15% or more of Everyday Health’s assets or to which 15% or more of Everyday Health’s revenues or earnings are attributable,

•	issuance to or acquisition by such Third Party or its affiliate of 15% or more of Everyday Health’s outstanding common stock,

•	recapitalization, tender offer or exchange offer that if consummated would result in such Third Party or its affiliate beneficially owning 15% or more of Everyday Health’s outstanding common stock, or

•	merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Everyday Health that if consummated would result in such Third Party or its affiliate beneficially owning 15% or more of the combined voting power of the parent entity resulting from any such transaction, in each case other than the transactions contemplated by the Merger Agreement.

Everyday Health (i) will, and will cause its subsidiaries and representatives to, cease and cause to be terminated, and will not authorize or knowingly permit any such person to continue, any and all existing activities, discussions or negotiations with respect to any Acquisition Proposal, and (ii) will use commercially reasonable efforts to cause any such third party to promptly return or destroy (and confirm destruction of) all non-public information concerning Everyday Health and its subsidiaries that was furnished by or on behalf of Everyday Health or any of its subsidiaries.

If, on or after October 21, 2016 and prior to the Offer Acceptance Time, Everyday Health or any subsidiary or any of their representatives receives an unsolicited bona fide written Acquisition Proposal from a person or group other than Parent, Purchaser, Everyday Health or their affiliates or representatives (a “Third Party”), which was made or renewed after October 21, 2016 and did not result from a breach of Section 5.3 of the Merger Agreement, (i) Everyday Health and its representatives may contact the Third Party and its representatives to clarify the terms and conditions of the Acquisition Proposal, and (ii) if Everyday Health’s Board determines in good faith, after consultation with financial advisors and outside legal counsel, that the Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer (as defined below) and that the failure to take any of the following actions would result in a breach of the directors’ fiduciary duties under applicable law, then Everyday Health and its representatives may (A) enter into a confidentiality agreement containing terms no less favorable in the aggregate to Everyday Health, including the “standstill” provisions, than the terms of the Confidentiality Agreement with the Third Party and furnish information pursuant to such confidentiality agreement (provided that Everyday Health must provide Parent, within one business day, with all nonpublic information concerning Everyday Health and its subsidiaries that is furnished to such Third Party and was not previously furnished to Parent), and (B) engage in discussions or negotiations with such Third Party and its representatives making the Acquisition Proposal. “Superior Offer” means a bona fide written Acquisition Proposal (with all percentages in the definition of Acquisition Proposal increased to fifty percent (50%)) that Everyday Health’s board of directors determines in good faith, after consultation with outside legal and financial advisors, would be more favorable to Everyday Health’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement, taking into account all factors Everyday Health’s board of directors acting in good faith considers to be appropriate, including:

•	any proposal by Parent in writing to amend or modify the terms hereof,

•	the identity of the person making such Acquisition Proposal,

•	the consideration, terms, conditions, timing, likelihood of consummation, financing terms and legal, financial and regulatory aspects of such Acquisition Proposal, and

•	and other aspects of the Acquisition Proposal that Everyday Health’s board of directors deems relevant.

Everyday Health will (i) within 24 hours notify Parent if any inquiries, proposals or offers are received by Everyday Health or its subsidiaries or any of their representatives concerning an Acquisition Proposal, (ii) provide Parent with a summary of the material terms and conditions of any Acquisition Proposal, including the identity of the Third Party making the Acquisition Proposal, (iii) keep Parent reasonably and promptly informed of any material developments, discussions or negotiations regarding any Acquisition Proposal, and (iv) at Parent’s request, reasonably inform Parent of the status of any such Acquisition Proposal.

Section 5.3 of the Merger Agreement does not prohibit Everyday Health from:

•	taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act,

•	making any disclosure to its stockholders that is required by applicable law, or

•	making any “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act;

so long as, in the case of the first two bullet points above, (i) if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation in any material respect, then such disclosure shall be deemed to be a Company Adverse Change Recommendation if the Company does not publicly reaffirm its recommendation of the Merger Agreement within five business days after Parent so requests in writing and Parent will have the right to terminate the Merger Agreement as described below under “Termination”; and (ii) Everyday Health determines, after consultation with outside legal counsel, that such disclosures or communications are required by applicable law. In addition, a factually accurate public statement by Everyday Health or its board of directors describing Everyday Health’s receipt of an Acquisition Proposal, the identity of the person making such Acquisition Proposal, the material terms thereof and the operation of the Merger Agreement relating thereto, will not constitute (A) a withholding, withdrawal, amendment or modification of or proposal to withhold, withdraw, amend or modify the Company Board Recommendation, (B) an adoption, approval or recommendation with respect to an Acquisition Proposal, or (C) an Adverse Change Recommendation (as defined below).

Subject to certain qualifications and exceptions outlined below, from the date of Merger Agreement until completion of the Merger or, if earlier, the termination of the Merger Agreement in accordance with its terms, Everyday Health agreed that neither Everyday Health’s board of directors nor any committee thereof will (i)(A) withdraw (or modify in a manner adverse to Parent or Purchaser) or publicly propose to withdraw (or modify in a manner adverse to parent or Purchaser) the Everyday Health Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to do so, any Acquisition Proposal (any such action, an “Adverse Change Recommendation”); (ii) fail to publicly reaffirm its recommendation of the Merger Agreement within five business days after Parent so requests in writing (which Parent may only ask Everyday Health’s board of directors to do once every 30 days unless such request arises under one of the events described in the second set of bullets on page 39 above); (iii) approve, recommend or declare advisable, or propose to do so, or allow Everyday Health to execute or enter into any contract with respect to an Acquisition Proposal, enter into any other contract or agreement in principle requiring, or reasonably expected to cause Everyday Health to, abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement (other than an acceptable confidentiality agreement as described above); or (iv) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer by a Third Party, other than a recommendation against such offer or a “stop, look and listen” communication by Everyday Health’s board of directors to Everyday Health’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act (provided that it is not considered a violation of the foregoing obligations if the Everyday Health’s board of directors refrains from taking a position with respect to an Acquisition Proposal until the close of business on the 10th business day after the commencement of a tender or exchange offer in connection with that Acquisition Proposal).

Notwithstanding the above requirements, at any time before the Purchaser accepts for payment, and pays for, Shares validly tendered and not withdrawn pursuant to the Offer in satisfaction of the Minimum Condition (the “Offer Acceptance Time”), if Everyday Health receives a bona fide written Acquisition Proposal (not arising out of a breach of Section 5.3 of the Merger Agreement) that has not been withdrawn and after consultation with outside legal counsel and its financial advisors, Everyday Health’s board of directors determines that (i) failure to take the following actions, in light of the Acquisition Proposal and the terms of the Merger Agreement, would result in a breach of the directors’ fiduciary duties under applicable law, and (ii) that such Acquisition Proposal is a Superior Offer, (x) Everyday Health’s board of directors may make an Adverse Change Recommendation, or (y) Everyday Health may terminate the Merger Agreement to enter into a definitive acquisition agreement to consummate such Superior Offer (a “Specified Agreement”), if (A) Everyday Health promptly provides Parent written notice (a “Determination Notice”) at least four business days before making an Adverse Change Recommendation or entering or causing its subsidiary to enter into a Specified Agreement, that Everyday Health has received an Acquisition Proposal that Everyday Health intends to declare a Superior Offer and that Everyday Health’s board of directors intends to make an Adverse Change Recommendation and/or Everyday Health intends to enter into a Specified Agreement; (B) Everyday Health provides to Parent and updates on a prompt basis the material terms and conditions of the Acquisition Proposal; (C) Everyday Health provides Parent at least four business days after delivering the Determination Notice (subject to one or more extensions if there is any material revision to the terms of a Superior Offer) to propose revisions to the terms of the Merger Agreement or to make another proposal so that the Acquisition Proposal would cease to be a Superior Offer, and negotiates and uses its reasonable best efforts to cause its and its subsidiaries’ representatives to negotiate in good faith with Parent to make such adjustments in the terms and conditions of the Merger Agreement if Parent so proposes such adjustments; and (D) Everyday Health’s board of directors determines in good faith, after consulting with legal counsel and financial advisors, that the Acquisition Proposal continues to constitute a Superior Offer after taking into account any adjustments proposed by Parent in the terms and conditions of the Merger Agreement. Other than in connection with an Acquisition Proposal, Everyday Health’s board of directors may make an Adverse

Change Recommendation in response to a Change in Circumstance (defined below), if (1) Everyday Health’s board of directors determines in good faith, after consultation with outside legal counsel, that failure to do so would be a breach of the directors’ fiduciary duties under applicable law; (2) Everyday Health gives Parent a Determination Notice at least four business days prior to making the Adverse Change Recommendation; and (3)(I) Everyday Health specifies the Change in Circumstance in reasonable detail, (II) Everyday Health gives Parent four business days (subject to one or more extensions with respect changes in facts and circumstances relating to such Change in Circumstance) after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that the Change in Circumstance no longer necessitates an Adverse Change Recommendation, and Everyday Health negotiates and uses its reasonable best efforts to cause its and its subsidiaries’ representatives to negotiate in good faith with Parent during such four business day period, and (III) after considering the results of such negotiations and giving effect to any proposals made by Parent, after consultation with outside legal counsel, Everyday Health’s board of directors determines in good faith that failure to make the Adverse Change Recommendation in response to such Change in Circumstance would result in a breach of such directors’ fiduciary duties under applicable law. “Change in Circumstance” means a material event or development or material change in circumstances with respect to Everyday Health that:

•	was not known or reasonably foreseeable (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable) by Everyday Health’s board of directors on October 21, 2016,

•	becomes known to Everyday Health’s board of directors prior to the consummation of the Offer, and

•	does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their affiliates, (iii) clearance of the Merger under applicable antitrust laws, (iv) any fluctuation in the market price or trading volume of the Shares, (provided that the effects giving rise or contributing to such fluctuations that are not otherwise excluded from the definition of a “Change in Circumstance” may be taken into account), (v) the mere fact Everyday Health meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof (it being understood that the underlying reasons for such events may constitute such material event, development or change in circumstances) or (vi) any changes in the industry in which Everyday Health and its subsidiaries operate or in the economy generally.

Appropriate Action; Consents; Filings. Everyday Health, Parent and the Purchaser will use their respective reasonable best efforts to take or cause to be taken, file or cause to be filed, do or cause to be done, and to assist and cooperate with the each other in doing, any and all things necessary, proper or advisable under applicable antitrust laws to consummate the transactions contemplated by the Merger Agreement, including:

•	obtaining all necessary actions, nonactions, waivers, consents, clearances, decisions, declarations, approvals, and expirations or termination of waiting periods from governmental bodies (“Governmental Consents”), and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such Governmental Consents;

•	obtaining all necessary consents, authorization, approvals or waivers from Third Parties; and

•	executing and delivering any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

Everyday Health, Parent and the Purchaser have agreed to use reasonable best efforts to, take or cause to be taken all steps necessary to avoid or eliminate each and every impediment and obtain all governmental authorizations under any antitrust laws that may be required by any foreign or U.S. federal, state or local governmental body for which such governmental authorizations are sought in connection with the transactions contemplated by the Merger Agreement, so as to enable the parties to close such transactions as promptly as practicable; provided, however, that Parent, Purchaser and their respective affiliates will not be required to (i) divest or hold separate any business or assets in connection with the consummation of the transactions contemplated by the Merger Agreement; (ii) agree to any condition, restriction or limitation with respect to the businesses, product lines or assets of Parent, Purchaser, Everyday Health, or any of their respective subsidiaries or affiliates; or (iii) pay any money to any person or offer or grant financial or other accommodations to any person in connection with their obligations described in this section; and provided that Everyday Health and its subsidiaries shall only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on such entities only in the event the Closing occurs.

Each of Parent, Purchaser and Everyday Health have agreed to respond as promptly as practicable to any inquiries and requests received from any governmental body. Notwithstanding anything to the contrary in the Merger Agreement, neither Everyday Health nor any of its subsidiaries may, without the written consent of Parent, offer or agree to divest, license, hold separate (including by trust or otherwise) or otherwise commit any of Everyday Health, Parent, Purchaser or any of their respective subsidiaries to take any action that limits any freedom of action with respect to their ability to retain or operate any of their businesses, services or assets.

Each of Parent, Purchaser and Everyday Health have agreed to (and to cause their respective affiliates to):

•	cooperate in all respects and consult with each other in connection with any filing or submission, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; and

•	cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications are required to be made with, or Governmental Consents are required to be obtained from, any other governmental bodies in connection with the transactions contemplated by the Merger Agreement.

Without limiting the above, each of Parent, the Purchaser and Everyday Health has agreed to use its reasonable best efforts to:

•	give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a Third Party before any governmental body, in each case, with respect to the transactions contemplated by the Merger Agreement,

•	keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding,

•	promptly inform the other parties of any communication to or from any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding,

•	upon request, promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding (other than Item “4(c)” and “4(d)” documents as those terms are used in the rules and regulations under the HSR Act),

•	subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, and to the extent reasonably practicable, consult in advance and cooperate with the other parties and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and

•

except as may be prohibited by applicable law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by the Merger Agreement, provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding.

Purchaser has agreed to pay all filing fees under the HSR Act, but Everyday Health shall bear its own costs for the preparation of any such filings. Neither party shall commit to or agree with any governmental body to stay, toll or extend any applicable waiting period under the HSR Act, or pull and refile under the HSR Act, or other applicable antitrust laws, without the prior written consent of the other.

No Other Acquisitions. Purchaser and Parent agreed that they will not, before the Closing, acquire or enter into any agreement to acquire, or announce any acquisition of any company, business or assets, that would reasonably be expected to prevent or materially delay the Merger, without Everyday Health’s prior written approval.

Company Stock Awards; ESPP. Prior to the Offer Acceptance Time, Everyday Health will take all actions (including obtaining necessary Board of Directors or committee determinations and/or resolutions) that may be necessary to (i) terminate each equity plan of Everyday Health (except as otherwise agreed by Parent and a holder thereof) effective as of and contingent upon the Effective Time, and (ii) cause, as of the Effective Time, each unvested Company Option and each unvested Company RSU as of immediately prior to the Effective Time to be canceled, terminated and extinguished. Only Company Options immediately outstanding, vested and unexercised and Company RSUs vested and unexercised shall be subject to payment.

Everyday Health shall take all actions necessary or required under its Employee Stock Purchase Plan (“ESPP”) and applicable law to, contingent on the Effective Time, (i) ensure that, except for the 6-month offering period under the ESPP that commenced on May 16, 2016, no offering period or purchase period shall be authorized or commenced on or after the date of the Merger Agreement, and (ii) ensure that no new participants may begin participation in the ESPP after the date of the Merger Agreement (unless the Company is prohibited from doing so under applicable Legal Requirements or the explicit terms of the ESPP). Everyday Health will cause the exercise of each outstanding purchase right under the ESPP and terminate the ESPP in its entirety effective as of the Offer Acceptance Time, contingent upon the Effective Time. Prior to the Offer Acceptance Time, Everyday Health will take all actions necessary to give effect to the foregoing and to ensure that the surviving corporation in the Merger will not have any obligation to deliver shares of Everyday Health capital stock to any person under the ESPP.

Employee Benefits. For a period of up to 12 months following the Effective Time, Parent has agreed to provide, or cause to be provided, to those Everyday Health employees as of immediately prior to the Effective Time and who continue to be actively employed by the surviving corporation (or any affiliate) during such 12-month period (the “Continuing Employees”) (a) salary, short-term cash incentive compensation opportunities and commission opportunities, in each case and on an individual basis, that are no less favorable than those provided such Continuing Employees immediately prior to October 21, 2016, (b) severance benefits no less favorable than those that would have been provided to such Continuing Employee immediately prior to the Effective Time and (c) other employee benefits that are comparable in the aggregate to those provided to such Continuing Employees immediately prior to October 21, 2016.

Without limiting the foregoing, Parent has agreed to assume, or cause to be assumed (without duplication) the liability for any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the policies applicable to such Continuing Employee immediately prior to the Effective Time. Parent will use commercially reasonable efforts to grant, or cause to be granted to, all Continuing Employees credit for any service earned prior to the Effective Time for purposes of eligibility, vesting and determination of the level of benefits, vacation accrual and severance benefit determinations, other than for purposes of any defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent that it would result in a duplication of benefits or is not permitted under any applicable plan or under applicable law. Additionally, Parent will use commercially reasonable efforts to (i) waive all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements and (ii) any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Effective Time by any Continuing Employee (or covered dependent thereof) for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions that apply after the Effective Time for the same plan year, in each case subject to the terms of the Merger Agreement. Nothing in the Merger Agreement will be construed to create a right in any employee to employment with Parent, the surviving corporation or any of their affiliates.

Indemnification of Everyday Health Directors and Officers. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of Everyday Health, any of its subsidiaries, or any of their respective predecessors (the “Indemnified Persons”) as provided by the Certificate of Incorporation, bylaws or other organizational documents of any Everyday Health or its subsidiaries (as in effect as of the date of the Merger Agreement) and as provided in any indemnification agreement between Everyday Health and said Indemnified Persons in effect as of the date of the Merger Agreement in the forms made available by Everyday Health to Parent its representatives, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

Without limiting the foregoing, from and after the Effective Time, Parent and the surviving corporation (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable law, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of Everyday Health against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of Everyday Health in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of Everyday Health at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein. Without limiting the foregoing, from and after the Effective Time, the Indemnifying Parties shall also, to the fullest extent permitted under applicable law, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified within 15 days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified.

From the effective time of the Merger until the sixth anniversary of the effective time of the Merger, the surviving corporation shall maintain in effect the existing policy of directors’ and officers’ liability insurance maintained by Everyday Health as of the date of the Merger Agreement for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the effective time of the Merger in their capacities as directors and officers of Everyday Health, on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the effective time of the Merger, Parent or Parent, at the expense of Parent, may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)) purchase a six-year “tail” policy for the existing policy effective as of the effective time of the Merger). The surviving corporation will not be required to expend in any one year an amount in excess of 300% of the annual premium currently payable by Everyday Health with respect to such current policy. If the annual premiums payable for such insurance coverage exceeds such amount, Parent will cause the surviving corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

The foregoing provisions will survive the Closing and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Unless required by applicable law, may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

Securityholder Litigation. Everyday Health shall give Parent the right to review and comment on all material filings or responses to be made by Everyday Health in connection with any litigation against Everyday Health and/or its directors relating to the transactions contemplated by the Merger Agreement, and the right to consult on the settlement with respect to such litigation, and Everyday Health shall in good faith take such comments into account, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) except to the extent the settlement is fully covered by Everyday Health’s insurance policies (other than any applicable deductible), but only if such settlement would not result in the imposition of any restriction on the business or operations of Everyday Health or its subsidiaries. Everyday Health will promptly notify Parent of any such litigation.

Public Announcements. Company and Parent will consult with each other before issuing any press release(s) or otherwise making any public statement or making any announcement to the officers, employees, independent contractors, consultants or directors of Everyday Health or its subsidiaries (“Company Associates”) with respect to the Offer, the Merger, the Merger Agreement or any other transactions contemplated thereby, and will not issue any press release, public statement or announcement to Company Associates without the other party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, (i) each party may, without such consultation or consent, make public statements in response to questions from the press, analysts and investors and may make internal announcements to employees, and may make disclosures in SEC filings, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or, individually, if approved by the other party), (ii) a party may, without other party’s prior consent but subject to advance notice, issue a press release or make a public announcement or statement as may be required by applicable law; and (iii) Everyday Health need not consult with Parent in connection with such portion of a press release, public statement or filing issued or made pursuant to Section 5.3(e) of the Merger Agreement or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.

Takeover Laws. If any state or other anti-takeover law becomes or purports to be applicable to the transactions contemplated by the Merger Agreement, Parent and Everyday Health and their respective boards of directors will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary to consummate the transactions contemplated by the Merger Agreement as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any such anti-takeover law on any of such transactions.

Section 16 Matters. Everyday Health and its board of directors will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, stock awards and warrants and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable law, the Compensation Committee of Everyday Health’s board of directors (comprised solely of “independent directors” in accordance with Rule 14-10(d)(2) under the Exchange Act), at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and shall take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Transfer Taxes. Parent and Purchaser will pay or cause to be paid all documentary, sales, use, real property transfer, registration, transfer, stamp, recording and similar Taxes, fees and costs and all interest, penalties, fines, costs, fees, or additional amounts with respect thereto incurred in connection with the Merger Agreement and the transactions contemplated thereby, and will file all tax returns related thereto that are required to be filed by Parent or Purchaser.

Everyday Health Indebtedness. As requested by Parent and subject to the limitations set forth in the Merger Agreement, Everyday Health will (i) provide reasonable assistance with obtaining a waiver of any default relating to the transactions contemplated by the Merger Agreement under Everyday Health’s credit agreement and consent therefor from Silicon Valley Bank, or (ii) provide reasonable cooperation to Parent and Purchaser in arranging for, at the Closing, the termination of such credit agreement, including providing reasonable cooperation in obtaining a customary pay-off letter and lien releases; provided that, in no event, will the Merger Agreement require Everyday Health to cause any such indebtedness to be terminated prior to the effective time of the Merger. The foregoing will not be deemed to require Everyday Health or any of its subsidiaries to provide any assistance to the extent it would interfere unreasonably with such entities’ ongoing business or operations, execute or deliver any certificate, document or agreement related to Parent’s debt financing or prepare or update any financial statements or other financial information not in the ordinary course of business. Parent will reimburse Everyday Health and its subsidiaries, if the Closing does not occur, for certain out-of-pocket costs incurred by them in connection with the their performance of the foregoing cooperation and obligations, and Parent and the Purchaser will jointly and severally indemnify Everyday Health, its affiliates and their respective representatives against losses related to the arrangement of debt financing arrangements as contemplated by the foregoing.

De-Listing. Everyday Health will cooperate with Parent and use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable law and the rules and policies of the NYSE to cause the delisting of Everyday Health and its stock from the NYSE as promptly as practicable after the effective time of the Merger, and the deregistration of Everyday Health common stock under the Exchange Act as promptly as practicable after such delisting.

Other Agreements. Without limiting the foregoing, and subject to the terms and conditions of the Merger Agreement, Parent and Everyday Health have agreed to use commercially reasonable efforts to take or cause to be taken all actions necessary to consummate the Offer and the Merger, and to make effective the other transactions contemplated by the Merger Agreement, including: (i) making all filings and giving all notices required to be made or given by such party; (ii) using commercially reasonable efforts to obtain all consents required under applicable law or a Material Contract by such party; and (iii) using commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any Third Party. Everyday Health will promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained prior to the Closing.

Termination. This Merger Agreement may be terminated, and the Offer and the Merger abandoned prior to the Offer Acceptance Time as follows:

•	by mutual written consent of the Purchaser and Everyday Health; or

•	by either Parent or Everyday Health (which we refer to as “mutual termination rights”):

•	if the Offer (as it may be extended pursuant to the Merger Agreement) expires without the acceptance for payment of Shares pursuant to the Offer (except that a party may not terminate the

Merger Agreement for this reason if the failure of the acceptance for payment of Shares pursuant to the Offer is attributable to such party’s failure to perform in any material respect any covenant or obligation that such party is required to perform under the Merger Agreement at or prior to such acceptance for payment of Shares Offer, and such party has not cured such failure within ten days after receiving notice thereof);

•	if a court of competent jurisdiction or other governmental body issues an injunction or other order preventing the consummation of the Merger or promulgates, enters, enforces, enacts, issues or deems applicable to the Merger any legal requirement prohibiting the Merger or making the Merger illegal (a “Restraint”), which has become final and nonappealable (except that a party may not terminate the Merger Agreement for this reason if the issuance of such final and nonappealable Restraint was due to such party’s failure to perform in any material respect any covenant or obligation that such party is required to perform under the Merger Agreement at or prior to the effective time of the Merger); or

•	if the Offer Acceptance Time does not occur on or prior to the close of business on April 21, 2017 (the “End Date”) or the Offer (as it may be extended under the Merger Agreement) expires without the acceptance for payment of Shares (except that a party may not terminate the Merger Agreement for this reason if the failure of the Offer Acceptance Time to occur prior to the End Date was due to such party’s failure to perform in any material respect any covenant or obligation that such party is required to perform under the Merger Agreement); or

•	by Parent (we refer to the below listed rights as the “Parent termination rights”):

•	at any time prior to the Offer Acceptance Time, if Everyday Health (i) fails to include the Everyday Health Board Recommendation in the Schedule 14D-9, (ii) makes an Adverse Change Recommendation, or (iii) fails to reaffirm the Company Board Recommendation as required by the Merger Agreement, as long as the termination occurs within five business days of the occurrence of an event specified in (i) or (ii) (provided that notice of Everyday Health’s intention to effect an Adverse Change Recommendation, before effecting the Adverse Change Recommendation, does not give rise to a right of termination);

•	if there is a breach of any representation or warranty of Everyday Health contained in the Merger Agreement or failure by Everyday Health to perform any covenant or obligation in the Merger Agreement (subject to the materiality and de minimis qualifiers set forth on Annex I to the Merger Agreement), which breach or failure cannot be cured by Everyday Health by the End Date, or if capable of being cured, such cure has not commenced within 30 days of the date Parent notifies Everyday Health of such breach or failure to perform (provided that Parent may not terminate the Merger Agreement for this reason if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation thereunder); or

•	at any time prior to the Offer Acceptance Time, if holders of Shares representing more than 15% of the outstanding Shares have demanded (and not withdrawn) appraisal rights under Section 262 of the DGCL for such Shares (the “Appraisal Rights Condition”); provided that Parent may not terminate the Merger Agreement for this reason if either Parent or the Purchaser is then in material breach of any representation, warranty, covenant or obligation under the Merger Agreement.

•	by Everyday Health (we refer to the below listed rights as the “Everyday Health termination rights”):

•	in order to accept a Superior Offer and enter into a Specified Agreement, provided that Everyday Health has complied in all respects with the requirements related thereto set forth in the Merger Agreement;

•

if there is a breach of any representation or warranty of Parent or Purchaser contained in the Merger Agreement or failure by Parent or Purchaser to perform any covenant or obligation in the Merger Agreement, if such breach or failure has or would reasonably be expected to prevent

Parent or the Purchaser from consummating the transactions contemplated by the Merger Agreement, which breach or failure cannot be cured by Parent or Purchaser by the End Date, or if capable of being cured, such cure has not commenced within 30 days of the date Everyday Health notifies Parent of such breach or failure to perform (provided that Everyday Health may not terminate the Merger Agreement for this reason if Everyday Health is then in material breach of any representation, warranty, covenant or obligation thereunder); or

•	if Purchaser (i) fails to commence the Offer within the time period specified in the Merger Agreement, (ii) withdraws, terminates or makes any material change to the Offer in violation of the Merger Agreement, or (iii) fails to purchase all Shares validly tendered and not validly withdrawn as of the expiration of the Offer (as it may be extended).

Effect of Termination. Everyday Health has agreed to pay to Parent or its designee (i) a termination fee of $15,180,000 in cash (the “Termination Fee”) if:

•	Everyday Health terminates the Merger Agreement pursuant to first bullet point under the definition of “Everyday Health termination right” above (in connection with the acceptance of a Superior Offer);

•	Parent terminates the Merger Agreement pursuant to any Parent termination right set forth in the first bullet point under the definition of “Purchaser termination right” above; or

•	(i) the Merger Agreement is terminated pursuant to either the first or third bullet points under the definition of “mutual termination rights” above, at a time when the No Restraints Condition has been satisfied, where the failure of the Offer Acceptance Time to occur prior to the End Date is due to the failure of the Minimum Condition to have been satisfied, (ii) a Third Party publicly discloses a bona fide Acquisition Proposal after the date of the Merger Agreement and before such termination (unless publicly withdrawn or otherwise abandoned before such termination), and (iii) within 12 months of such termination the Company (A) enters into a definitive agreement with respect to an Acquisition Proposal and the transaction contemplated by such Acquisition Proposal is subsequently consummated, or (B) consummates an Acquisition Proposal (provided that for purposes of this clause (iii) the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

The Termination Fee is payable by wire transfer of same day funds as follows:

•	if the Termination Fee is payable pursuant to the first bullet point above, on the date that the Specified Agreement is executed (or the next business day after execution, if executed on a day that is not a business day);

•	if the Termination Fee is payable pursuant to the second bullet point above, within two business days after termination of the Merger Agreement; and

•	if the Termination Fee is payable pursuant to the third bullet point above, within two business days prior to and as a condition to consummation of the Acquisition Proposal referred to in clause (iii) of such bullet point.

If the Termination Fee becomes payable and is paid by Everyday Health, Parent’s right to receive payment from Everyday Health of the Termination Fee shall be the sole and exclusive remedy of Parent, the Purchaser and any of their respective affiliates against Everyday Health and any of its former, current or future officers, directors, and other affiliates for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise. Upon payment of the Termination Fee, none of Everyday Health or any of its former, current or future officers, directors, or other affiliates shall have any further liability or obligation for monetary damaged relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement.

Fees and Expenses. If the Merger Agreement is terminated by Parent pursuant to (i) the first bullet point under the “mutual termination rights” described above or (ii) either the first or third bullet points under the

“Parent termination rights” described above, in any such case due to the failure of the Minimum Condition or the Appraisal Rights Condition, then Everyday Health will pay or cause to be paid the reasonable fees and expenses incurred by j2 or Parent or any of their respective subsidiaries or affiliates in connection with the transactions contemplated by the Merger Agreement, prior to the termination thereof, that are payable to Third Parties (unless previously reimbursed by Everyday Health), that relate to, or are incurred in connection with, (i) legal services, (ii) government filing fees and charges, (iii) the Offer or (iv) financing in connection with the transactions contemplated by the Merger Agreement. Other than as required by the provisions described above or in the Merger Agreement, all costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses.

Guarantee. Pursuant to the Merger Agreement, j2 (i) absolutely guaranteed to Everyday Health the due and punctual observance, payment, performance and discharge of the obligations of Parent and Purchaser thereunder, including the due and punctual payment of all amounts payable by Parent or Purchaser thereunder, and (ii) acknowledged and agreed to take all actions necessary to satisfy Parent and the surviving corporation’s obligations with respect to stock options and restricted stock units that are to be cashed out in connection with the consummation of the Merger (the “Obligations”). The Merger Agreement provides that if Parent or Purchaser fails to pay or perform the Obligations when due, then Everyday Health may take any and all actions available to it under the Merger Agreement or applicable law to enforce and collect the Obligations from the j2, including the prosecution of a separate action or actions against j2 for the full amount of the Obligations, regardless of whether any action is brought against Parent.

Tender Agreements

In connection with the Merger Agreement, the following persons (each, a “Committed Stockholder”) entered into a separate Tender Agreement, dated as of October 21, 2016, with Parent and the Purchaser: Scale Venture Partners II, LP, Sharon Wienbar, Laizer Kornwasser, Benjamin Wolin, David Golden, Myrtle Potter, Dana Evan and Douglas McCormick. We refer to these agreements collectively as the “Tender Agreements.” The Committed Stockholders constitute certain directors of Everyday Health, the management team and certain other stockholders. The following summary of certain provisions of the Tender Agreements is qualified in its entirety by reference to the form of Tender Agreement itself, which is incorporated herein by reference. A copy of the form of Tender Agreement is incorporated by reference as an exhibit to the Schedule TO. Each of the Tender Agreements entered into by the Committed Stockholders is in substantially the same form as the form of Tender Agreement. Stockholders and other interested parties should read the form of Tender Agreement in its entirety for a more complete description of the provisions summarized below. Pursuant to the Tender Agreements, the persons listed above have collectively agreed to tender approximately 813,936 Shares, or approximately 2.4% of the Shares outstanding on October 21, 2016, the date of the Tender Agreements.

Pursuant to the Tender Agreements, each of the Committed Stockholders agreed to tender in the Offer any Shares he or she holds or acquires after October 21, 2016, free and clear of all liens or other encumbrances, promptly following the commencement of the Offer. Each of the Committed Stockholders has also agreed not to withdraw his or her Shares, or cause his or her Shares to be withdrawn, from the Offer unless and until (i) the Offer is terminated in accordance with the Merger Agreement, (ii) the Offer expires without Purchaser having accepted for payment Shares tendered in the Offer or (iii) the Tender Agreement terminates in accordance with its terms.

Each of the Committed Stockholders agreed, while the Tender Agreement is effective, to appear, or otherwise cause any Shares he or she holds to be counted as present for purposes of calculating a quorum, at any meeting of the stockholders of Everyday Health and to vote, or cause to be voted, all Shares he or she holds (i) against any action or agreement that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Everyday Health contained in the Merger Agreement, or of the stockholder contained in the Tender Agreement or (B) result in any of the conditions set forth in the Merger Agreement not being satisfied on or before the End Date, (ii) against any Acquisition

Proposal and (ii) against any other action, agreement or transaction involving Everyday Health that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement. Each Committed Stockholder forever waived, and agreed not to exercise any rights (including under Section 262 of the DGCL) to demand appraisal of any Shares beneficially owned by such stockholder or to dissent from the Merger in respect of such stockholder’s Shares reflected in the Tender Agreement that may arise in connection with the Merger.

In the Tender Agreements, each of the Committed Stockholders represented and warranted that he or she, among other things:

•	is the direct and beneficial owner of the Shares reflected in such Committed Stockholder’s Tender Agreement, which he or she holds, free and clear of any and all liens, pledges, claims, options, proxies, voting trusts or agreements, security interests, understandings or arrangements or any other encumbrances whatsoever on title, transfer or exercise of any rights of a stockholder in respect of the Shares (other than as created by the Tender Agreement);

•	has all necessary power and authority and legal capacity to execute, deliver and perform all of his or her obligations under his or her Tender Agreement, and consummate the transactions contemplated by the Tender Agreements, and no other proceedings or actions on the part of him or her are necessary to authorize the execution, delivery or performance of his or her Tender Agreement or the consummation of the transactions contemplated by the Tender Agreements;

•	has duly and validly executed and delivered and, assuming due and valid authorization, execution and delivery of his or her Tender Agreement by Parent and Purchaser, such Tender Agreement is a valid and binding obligation of such stockholder, enforceable against him or her in accordance with its terms;

•	has no conflicts with respect to the execution of such Tender Agreement and no filing with, and no permit, authorization, consent or approval of, any Governmental Entity or any other Person is necessary for the execution and delivery of such Tender Agreement by such stockholder, the consummation by such stockholder of the transactions contemplated and the compliance by him or her with the provisions of his or her Tender Agreement;

•	has no Proceeding pending or, to his or her knowledge, threatened in writing against him or her at Law or in equity before or by any Governmental Entity that would reasonably be expected to impair or delay his or her ability to perform timely its obligations under his or her Tender Agreement or consummate timely the transactions contemplated by the Tender Agreements; and

•	has not employed any investment banker, broker, financial advisor, finder or other intermediary in connection with the transactions contemplated by his or her Tender Agreement which would be entitled to any investment banking, brokerage, finder’s, financial advisory or similar fee or commission from him or her in connection with his or her Tender Agreement or the transactions contemplated by the Tender Agreements.

Nothing in the Tender Agreements limits the Committed Stockholders from fulfilling his or her duties and obligations as a director of Everyday Health.

The Tender Agreements, and all rights and obligations of Parent, the Purchaser and the Committed Stockholders under the Tender Agreements, except for certain customary provisions that survive termination, will terminate on the earliest of:

•	the mutual written agreement of Parent and such Committed Stockholder;

•	the Offer Acceptance Time;

•	the date the Merger Agreement is terminated in accordance with the terms of the Merger Agreement;

•	the occurrence of an Adverse Recommendation Change; and

•	the entry without the prior consent of such Committed Stockholder into any amendment or modification to the Merger Agreement or any waiver of any of Everyday Health’s rights under the Merger Agreement, in each case, that results in a decrease in the Offer Price or changes the form of consideration in a manner adverse to stockholders of Everyday Health.

Rho Agreement

Rho Investment Partners Holdings LLC, Rho Ventures VI, L.P., Rho Ventures III Holdings LLC, Rho Ventures Partners Holdings LLC, Rho Ventures Holdings LLC and Rho Capital Partners LLC entered into an agreement (the “Rho Agreement”) with Parent, the Purchaser and Everyday Health in which such holders agreed not to exercise any rights to demand appraisal for the Shares owned by such holders. The following summary of certain provisions of the Rho Agreement is qualified in its entirety by reference to the Rho Agreement itself, which is incorporated herein by reference. A copy of the Rho Agreement is incorporated by reference as an exhibit to the Schedule TO. Stockholders and other interested parties should read the Rho Agreement in its entirety for a more complete description of the provisions summarized below. The Rho Agreement did not limit or restrict in any manner such holders from assigning or otherwise disposing of, or entering into any contract, option or other agreement providing for the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation of the voting rights of, any Shares held by such holders.

Confidentiality Agreement

The following summary of certain provisions of the confidentiality agreement is qualified in its entirety by reference to the confidentiality agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Stockholders and other interested parties should read the confidentiality agreement in its entirety for a more complete description of the provisions summarized below.

Parent and Everyday Health entered into a confidentiality agreement, dated June 2, 2016, in connection with a potential negotiated transaction that resulted in the Offer. Pursuant to the confidentiality agreement, subject to certain customary exceptions, Parent agreed to keep confidential all non-public information furnished by Everyday Health or its representatives to Parent or its representatives, and all analyses or other materials containing such non-public information. Parent has also agreed that the non-public information furnished to Everyday Health will be used solely for the purpose of evaluating, negotiating and implementing the potential transaction that resulted in the Offer. If requested by Everyday Health, Parent is required to promptly (in any event within seven days after receipt of such request), at its own election, either to return to Everyday Health or destroy all copies of the non-public information furnished to Parent and its representatives under the confidentiality agreement. In addition, Parent and Everyday Health agreed, subject to certain customary exceptions, to keep confidential the fact that any non-public information was made available to Parent and its representatives, and that any discussions of a potential negotiated transaction were taking place.

The confidentiality agreement includes a standstill provision. Pursuant to this provision, Parent agreed that, among other things and for a period of nine months from the date of the confidentiality agreement, neither Parent nor its affiliates will, without Everyday Health’s prior written consent:

•	effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in,

•	any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or any assets, indebtedness or businesses of Everyday Health or any of its subsidiaries or affiliates,

•	any tender or exchange offer, merger or other business combination involving Everyday Health, any of the subsidiaries or affiliates or assets of Everyday Health or its subsidiaries or affiliates constituting a significant portion of the consolidated assets of Everyday Health and its subsidiaries or affiliates,

•	any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Everyday Health or any of its subsidiaries or affiliates, or

•	any “solicitation” of “proxies” (as such terms are used in the SEC’s proxy rules) or consents to vote any voting securities of Everyday Health or any of its affiliates;

•	form, join or in any way participate in an “group” (as defined under the Exchange Act) with any person in respect of any such securities;

•	otherwise act, alone or in concert with others, to seek representation on or to control or influence Everyday Health’s management, board of directors or policies or to obtain representation on Everyday Health’s board of directors;

•	take any action which would or would reasonably be expected to force Everyday Health to make a public announcement regarding any of the types of matters set forth in the first bullet point above; or

•	enter into any discussions or arrangements with any third party with respect to any of the foregoing.

The confidentiality agreement further required Parent not to request (in any manner that would reasonably be likely to cause Everyday Health to disclose publicly) that Everyday Health or any of its representatives amend or waive any part of the standstill provision. The confidentiality agreement includes a no solicitation and no hire provision. Pursuant to this provision, Parent agreed that, among other things and for a period of one year from the date of the confidentiality agreement, neither Parent nor any of its affiliates would solicit for employment or hire any officer or employee of Everyday Health with whom Parent or its representatives had contact during Parent’s evaluation of a possible transaction with Everyday Health.

14. Conditions of the Offer

Notwithstanding any other provisions of the Offer and subject to the provisions of the Merger Agreement and applicable law, the Purchaser will not be required to accept for payment any validly tendered Shares unless:

•	the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the Expiration Date, together with the Shares, if any, then owned by Parent and its affiliates (including the Purchaser) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent at least one more Share than 50% of the sum (without duplication) of (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of Company Options from which Everyday Health has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options), to the extent that the foregoing Company Options are outstanding immediately prior to Offer Acceptance Time regardless of whether vested or otherwise exercisable at or immediately prior to the Offer Acceptance Time, plus (z) the aggregate number of Shares that will be issuable upon the deemed exercise of any warrants to purchase Everyday Health common stock, to the extent that such warrants are outstanding immediately prior to the Offer Acceptance Time and exercisable at or immediately prior to the Offer Acceptance Time;

•	the representations and warranties made by Everyday Health in the Merger Agreement are true and correct as of the expiration of the Offer, subject to the materiality and other qualifications set forth in the Merger Agreement;

•	the covenants of Everyday Health contained in the Merger Agreement have been performed or complied with in all material respects prior to the Offer Acceptance Time;

•	since October 21, 2016, no Company Material Adverse Effect (as defined in Section 13—“Merger Agreement; Other Agreements”) has occurred;

•	any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (which we refer to as the “HSR Act”) has expired or terminated;

•	Everyday Health has provided Parent and the Purchaser with an officer’s certificate regarding the conditions described in the second, third and fourth bullet points above;

•	no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer having been issued by any court of competent jurisdiction or remaining in effect nor any action having been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

•	the Merger Agreement has not been terminated in accordance with its terms; and

•	holders of Shares representing no more than 15% of the outstanding Shares have demanded (and not withdrawn) appraisal rights under Section 262 of the DGCL for such Shares.

The foregoing conditions (excluding the first bullet point of this section) are for the sole benefit of the Purchaser, and, except as restricted by the Merger Agreement, may be asserted by the Purchaser regardless of the circumstances giving rise to any such conditions (other than circumstances giving rise to the failure of such conditions that are solely within the control of Parent or the Purchaser), and may be waived to the extent permitted by applicable law by the Purchaser in their sole discretion in whole or in part at any time and from time to time at or prior to the Expiration Date, in each case subject to the terms of the Merger Agreement. Any reference in the Offer to Purchase or the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is waived. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the Expiration Date.

Any capitalized term used in this Section 14—“Conditions of the Offer” and not otherwise defined in this Offer shall have the meaning set forth in the Merger Agreement.

15. Certain Legal Matters

Except as described in this Section 15, based on information provided by Everyday Health, none of Everyday Health, the Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of Everyday Health that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “—Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in consequences adverse to Everyday Health’s business or that certain parts of Everyday Health’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

Business Combination Statutes. Everyday Health is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”),

which impose certain restrictions upon business combinations involving Everyday Health. The following description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Everyday Health’s certificate of incorporation nor bylaws excludes Everyday Health from the coverage of the Business Combination Provisions. Upon completion of the Offer, Parent and the Purchaser could collectively be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and, absent prior approvals by Everyday Health’s board of directors, the Business Combination Provisions could prohibit completion of the Merger for a period of three years following completion of the Offer. However, Everyday Health’s board of directors approved the execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, Parent and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state, will apply to the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase, nor any action that we take in connection with the Offer, is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or pay for Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for payment, or pay for, any Shares tendered.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if the merger is effected pursuant to a merger agreement providing for certain requirements to be met, including that (1) the acquiring company commences a tender offer for any and all of the outstanding stock entitled to vote on a merger of the company to be acquired (other than stock owned by the company, the acquirer making such tender offer, the person that owns the acquirer and any subsidiaries of the foregoing), and (2) following the consummation of such tender offer, the acquiring company has irrevocably accepted for purchase a number of shares of stock that, together with any stock otherwise owned by the acquirer, equals at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Everyday Health will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Everyday Health. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, pursuant to Section 251(h) of the DGCL, Parent, the Purchaser and Everyday Health will effect the Merger as soon as practicable without a vote of stockholders of Everyday Health in accordance with Section 251(h) of the DGCL.

Antitrust Matters

The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have expired or been terminated.

Pursuant to the Merger Agreement, on October 27, 2016, Parent and Everyday Health filed with the FTC and the DOJ a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act (the “HSR Filing”) in connection with the purchase of the Shares in the Offer and the Merger. The filings are subject to a 15-day initial waiting period that would normally expire at 11:59 p.m., New York City time, on November 11, 2016, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the initial waiting period by requesting additional information or documentary material prior to such expiration. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by Parent with such request. If the waiting periods noted above would expire on a

Saturday, Sunday or legal public holiday, the waiting period will instead expire at 11:59 p.m., New York City time, on the next business day. Accordingly, unless the DOJ or the FTC extends the waiting period by requesting additional information or documentary material, the waiting period under the HSR Act applicable to the Offer and the Merger will actually expire at 11:59 p.m., New York City time, on November 14, 2016, unless early termination of the waiting period is granted. After the waiting period expires, absent Parent’s and Everyday Health’s agreement, the acquisition can be blocked only by court order. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Purchaser is not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have expired or been terminated. See Section 14—“Conditions of the Offer.”

The FTC and the DOJ scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either the DOJ or the FTC (whichever agency reviews the transaction) could take such action under the Antitrust Laws as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or, in the absence of an injunction, otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

The Offer and the Merger are also subject to other required governmental approvals being obtained or any waiting period thereunder having lapsed.

16. Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

The Purchaser has retained American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse the Depositary for certain reasonable out of pocket expenses and to indemnify the Depositary against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse the Information Agent for certain reasonable out of pocket expenses and to indemnify the Information Agent against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their clients.

17. Legal Proceedings

As of the date of this Offer to Purchase, neither the Purchaser nor Parent is aware of any pending legal proceeding relating to the Offer or the Merger.

18. Miscellaneous

We are making the Offer to all holders of Shares other than Everyday Health. We are not aware of any states in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such state. If the Purchaser becomes aware of any state in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Everyday Health has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Everyday Health” and Section 9—“Certain Information Concerning j2, Parent and the Purchaser.”

PROJECT ECHO ACQUISITION CORP.

November 2, 2016

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of j2 Global, Inc. (“j2”), the executive officers of Ziff Davis, LLC (“Parent”) and the directors and executive officers of Project Echo Acquisition Corp. (the “Purchaser”) and their present principal occupations or employment and material employment history for the past five years are set forth below. j2 is the sole manager of Parent. The business address of each of the directors and executive officers of j2 is 6922 Hollywood Boulevard, Suite 500, Los Angeles, California 90028, the business address of each of the directors and executive officers of Parent is 28 East 28th Street, New York, New York 10016, and the business address of each of the directors and executive officers of the Purchaser is c/o Ziff Davis, LLC, 28 East 28th Street, New York, New York 10016.

j2 Global, Inc. Directors

Name	Position
Richard S. Ressler	Chairman of the Board of Directors; Chair of the Executive Committee of the Board of Directors; Director
Douglas Y. Bech	Chair of Compensation Committee; Director
Robert J. Cresci	Director
W. Brian Kretzmer	Director
Jonathan F. Miller	Chair of the Audit Committee; Director
Stephen Ross	Director

Richard S. Ressler has been Chairman of the Board of Directors and a director of j2 since 1997, and served as j2’s Chief Executive Officer from 1997 to 2000, serving in each of these capacities pursuant to a consulting agreement between j2 and Orchard Capital Corporation (“Orchard Capital”). Mr. Ressler is the founder and President of Orchard Capital, a firm that provides consulting and advisory services to companies (including j2) in which Orchard Capital or its affiliates invest. He has been President of Orchard Capital since 1994. Through his affiliation with Orchard Capital, Mr. Ressler serves in various senior capacities with, among others, CIM Group, L.P., a real estate investment and management company and Orchard First Source Asset Management (together with its affiliates, “OFSAM”), an investment adviser focusing on middle market debt investments. CIM Investment Advisors, LLC, an affiliate of CIM Group, LP, and OFSAM and its wholly owned subsidiary, OFS Capital Management, LLC, are all registered with the SEC as registered investment advisers. Mr. Ressler is currently a director of Presbia PLC and the chairman of the board of directors of CIM Commercial Trust Corporation. Mr. Ressler also serves as a board member for various private companies in which Orchard Capital or its affiliates invest.

Douglas Y. Bech has served as a director of j2 since November 2000. From August 1988 through November 2000, he served as a director of eFax.com, a company j2 acquired in November 2000. Since August 1997, Mr. Bech has served as Chairman and Chief Executive Officer of Raintree Resorts International, a company that owns and operates vacation ownership resorts throughout North America. Mr. Bech practiced securities and corporate finance law from 1970 until 1997. Mr. Bech has also served as a director of HollyFrontier Corporation since July 2011 and was a director of Frontier Oil Corporation from May 1993 when it merged with Holly Corporation in July 2011. Mr. Bech is independent presiding director of HollyFrontier. Mr. Bech also serves as an independent director of CIM Commercial Trust Corporation since March 2014 and of Moody National REIT II since August 2014.

Robert J. Cresci has been a director of j2 since 1998. Mr. Cresci has been a Managing Director of Pecks Management Partners Ltd., an investment management firm, since 1990. He currently serves on the boards of Luminex Corporation, OFS Capital Corporation, CIM Commercial Trust Corporation and Presbia PLC. Mr. Cresci previously served on the board of Continucare Corporation until 2011 and the board of Sepracor, Inc. until 2009.

W. Brian Kretzmer was elected to j2’s Board of Directors in July 2007. He currently operates his own consultancy practice and is an investor in several private firms where he serves in multiple capacities. From 1999 to 2006, Mr. Kretzmer was Chief Executive Officer of MAI Systems Corporation (which operated principally through its subsidiary Hotel Information Systems), a provider of enterprise management solutions for lodging organizations. He also served as Chief Financial Officer of MAI Systems Corporation from 1993 to 1996 and 1999 to 2000.

Jonathan F. Miller was appointed to j2’s Board of Directors in February 2015. Mr. Miller is currently a partner at Advancit Capital and previously has served as Chairman and Chief Executive Officer of the Digital Media Group at News Corp., and was its Chief Digital Officer from April 2009 to September 2012. Mr. Miller was a founding partner of Velocity Interactive Group, an investment firm focusing on internet and digital media, from its inception in 2007 to 2009. Prior to founding Velocity, Mr. Miller served as the Chief Executive Officer of America Online, Inc. (“AOL”) from 2002 to 2006. Prior to joining AOL, Mr. Miller served as Chief Executive Officer and President of USA Information and Services. Mr. Miller currently is a director of Akamai Technologies, Inc., AMC Networks Inc., Interpublic Group of Companies, Inc., and TripAdvisor, Inc. Mr. Miller previously served as a director of, among others, Houghton Mifflin Harcourt Co., LiveNation Entertainment, Inc., RTL Group SA, Shutterstock, Inc., and Ticketmaster prior to its merger with LiveNation. Mr. Miller is a trustee of the American Film Institute and The Paley Center for Media. Mr. Miller holds a B.A. from Harvard College.

Stephen Ross was elected to j2’s Board of Directors in July 2007. From 1989 to the present, he has served in various positions with Warner Bros Entertainment, Inc. He is currently Executive Vice President—Recreational Enterprises. Until 2009, Mr. Ross also served as a director of Grill Concepts, Inc., a restaurant company.

j2 Global, Inc. Executive Officers

Nehemia Zucker	Chief Executive Officer
R. Scott Turicchi	President and Chief Financial Officer
Steve P. Dunn	Chief Accounting Officer
Jeremy Rossen	Vice President, General Counsel

Nehemia Zucker became j2’s Chief Executive Officer in May 2008. From August 2005 to May 2008, Mr. Zucker was Co-President and Chief Operating Officer. From April to August 2005, he served as Co-President, and from May 2003 to August 2005, he served as Chief Marketing Officer. From December 2000 to May 2003, Mr. Zucker served as Chief Marketing Officer and Chief Financial Officer, and from 1996 to December 2000, he served as Chief Financial Officer. Prior to joining j2 in 1996, Mr. Zucker was Chief Operations Manager of Motorola’s EMBARC division, which packaged CNBC and ESPN for distribution to paging and wireless networks. From 1980 to 1996, he held various positions in finance, operations and marketing at Motorola in the United States and abroad.

R. Scott Turicchi became j2’s Chief Financial Officer in August 2014 and its President in May 2008. From June 2007 until May 2008, Mr. Turicchi was Co-President. From August 2005 until June 2007, he was Co-President and Chief Financial Officer. From May 2003 to August 2005, Mr. Turicchi served as j2’s Chief Financial Officer, and from March 2000 through May 2003, he served as j2’s Executive Vice President, Corporate Development. Mr. Turicchi served as a member of j2’s Board of Directors from 1998 through 2000. From 1990 to 2000, he was with Donaldson, Lufkin & Jenrette Securities Corporation’s investment banking department, holding various positions, including Managing Director. Mr. Turicchi is a member of the Board of Directors of Greenhills Software, Inc., a privately held company that develops real-time operating systems. He is also Chairman of the Board of Governors of Thomas Aquinas College, Co-Chairman of the Council for Institutional Advancement for the Pontifical North American College and a Vice Chairman of Legatus International.

Steve P. Dunn was appointed as Chief Accounting Officer of j2 effective May 10, 2012. Mr. Dunn had previously served as j2’s Controller since joining j2 in March 2008. From May 2007 until joining j2, Mr. Dunn served as Director of Accounting for Countrywide Capital Markets, a subsidiary of Countrywide Financial Corporation that specialized in trading and underwriting securities. Mr. Dunn is a Certified Public Accountant and has over 20 years of accounting experience in various industries.

Jeremy D. Rossen was appointed as Vice President, General Counsel of j2 effective June 1, 2015 and Secretary in November 2015. From May 2009 until joining the Company, Mr. Rossen served as a Senior Vice President at The Gores Group, a private equity firm. Prior to that, Mr. Rossen served as General Counsel at Helio LLC, a wireless telecommunications carrier, General Counsel at Somera Communications, Inc., a telecommunications equipment company, and a corporate and securities attorney at Wilson, Sonsini, Goodrich & Rosati. Mr. Rossen holds bachelor of arts and juris doctor degrees from the University of Pennsylvania.

Ziff Davis, LLC Executive Officers

Name	Position
Vivek Shah	Chief Executive Officer
Steve Horowitz	Chief Operating Officer
Brian Stewart	Chief Financial Officer
James Yaffe	Chief Strategy Officer
Joseph Fortuna	Chief Technology Officer
Stephen Hicks	General Counsel
Diane Malanowski	Vice President of Human Resources

Project Echo Acquisition Corp, Inc. Directors and Executive Officers

Name	Position
Vivek Shah	President
Steve Horowitz	Vice President and Director
Stephen Hicks	Corporate Secretary and Director
Sona Balachandran	Assistant Corporate Secretary
Brian Stewart	Treasurer and Director

Vivek Shah has served as Chief Executive Officer of Ziff Davis since June 2010. Prior to joining Ziff Davis, Mr. Shah was group president, digital at Time Inc. from 2008 to 2009, overseeing its news, business and sports properties, including Time.com, Life.com, CNNMoney.com, SI.com, FanNation.com, Golf.com and SIKids.com. Prior to that, from 2007 to 2008, Mr. Shah served as president of the Fortune/Money Group, which included the magazines Fortune, Money and Fortune Small Business and the website CNNMoney.com, and from 2005 to 2007, he served as president of digital publishing of the Fortune/Money Group where he oversaw the launch of CNNMoney.com, the Web’s largest vertical business site. Mr. Shah has a B.A. in political science from Tufts University.

Steve Horowitz has served as Chief Operating Officer of Ziff Davis since December 2010. As COO, Mr. Horowitz oversees product, editorial, technology and audience development across the Ziff Davis portfolio of web and mobile properties. Prior to joining Ziff Davis, Mr. Horowitz was president of OurWeddingDay.com, a division of David’s Bridal in 2010, where he oversaw all aspects of OurWeddingDay.com and was responsible for developing strategic partnerships for the parent company. Prior to that, from 2004 to 2010, Mr. Horowitz was senior vice president, general manager at Bankrate Inc., the leading aggregator of personal finance and mortgage content. Mr. Horowitz received a Bachelor of Arts degree with a major in English from the State University of New York at Oswego.

Brian Stewart has served as Chief Financial Officer of Ziff Davis since March 2015. Prior to joining Ziff Davis, from 2010 to 2014, Mr. Stewart served as chief financial officer of Encompass Digital Media, a private equity owned company providing video management and distribution services to cable and broadcast networks. Before joining Encompass Digital Media, Mr. Stewart was chief financial officer of Crown Media Holdings, Inc., a public company operating cable programming networks from 2001 to 2010, and prior to that he held various finance positions at Crown Hallmark Entertainment, Univision, Hallmark Cards, Inc., and Ernst and Young, LLP. Mr. Stewart holds a B.S. from the University of Kansas and an MBA from the University of Chicago.

James Yaffe has served as Chief Strategy Officer of Ziff Davis since 2012. As Chief Strategy Officer, Mr. Yaffe oversees M&A, strategy and monetization across Ziff Davis’s portfolio of digital brands. Prior to joining Ziff Davis, in 2011 Mr. Yaffe co-founded FUEL:M+C (Media + Commerce), an early stage investor in digital media and commerce companies, including Maker Studios (sold to Disney), Bureau of Trade (sold to eBay), and StyleSaint. Prior to that, from 2007 to 2011 Mr. Yaffe was a partner in Terry Semel’s Windsor Media, which made investments in Square, Jagex and Scopley, among others, and from 2000 to 2007 Mr. Yaffe worked at Endeavor Talent Agency, where he helped to start the corporate consulting practice and led Endeavor’s media and technology practice and expanded platform and content development opportunities with artists and corporate clients. Mr. Yaffe started his career at BBDO in New York. Mr. Yaffe is currently on the Board of The Yaffe Center for Persuasive Communications at the University of Michigan. He received a Bachelor of Arts degree in economics, marketing and communications from the University of Michigan.

Joey Fortuna has served as Chief Technology Officer of Ziff Davis since July 2011. As Chief Technology Officer, Mr. Fortuna guides the technical strategy of Ziff Davis and oversees the practical application of technology in all product development efforts. Prior to joining Ziff Davis, from 2009 to 2011, Mr. Fortuna served as Senior Vice President of Engineering for VINDICO Group, the first ad-serving and tracking platform dedicated exclusively to video. VINDICO was sold to Specific Media in 2010. Prior to that, from 2007 to 2009 Mr. Fortuna served as VP of Engineering at Quigo (bought by AOL in 2007). Mr. Fortuna got his start in Internet technology in 1994 as one of the 13 founders of Pseudo.com, the Internet’s first full-scale video network. Mr. Fortuna holds patents for algorithmic methods of content production, data mining and contextual summarization. He received a Bachelor’s degree from Georgetown University and a Master’s Degree in Computer Science from Columbia University.

Stephen Hicks has served as General Counsel and Corporate Secretary of Ziff Davis (and its corporate predecessor, Ziff Davis Inc. since February 2009. Mr. Hicks also currently serves as co-chair of the Interactive Advertising Bureau (IAB) legal affairs committee. Prior to joining Ziff Davis, Mr. Hicks served as General Counsel and Secretary for MTM Technologies Inc. a publicly traded IT services provider and product reseller in 2008; for OutlookSoft Corp. a VC backed international financial software corporation acquired by SAP from 2006 to 2007; and for AMICAS Inc. (formerly VitalWorks) a publicly traded medical software corporation from 2000 to 2006. Prior to those positions, Mr. Hicks also served on the executive staff of Dennis Vacco, the New York State Attorney General, and was an associate at a New York law firm.

Diane Malanowski has served as Vice President of Human Resources for Ziff Davis since 2013. In that capacity, Ms. Malanowski has responsibility for all HR practices and policies for Ziff Davis. Prior to joining Ziff Davis, from 2004 to 2012 Ms. Malanowski worked at Schoolnet, Inc. as Senior Vice President, Human Resources. Ms. Malanowski earned a bachelor’s degree from Baruch College and an MBA from Fordham University.

Sona Balachandran has served as Assistant General Counsel to Ziff Davis since May 2013. Prior to joining Ziff Davis, from November 2008 to May 2013, Ms. Balachandran was an associate at Davis Wright Tremaine, LLP, and an associate at Heller Ehrman LLP from 2007 to 2008. Ms. Balachandran received a Bachelor of Arts degree from The George Washington University and a J.D. from Columbia Law School.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Everyday Health or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

The Depositary for the Offer to Purchase is:

By Mail:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

P.O. Box 2042

New York, New York 10272-2042

Phone: Toll-free (877) 248-6417

(718) 921-8317

Fax: (718) 234-5001

By Overnight Courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

The Information Agent for the Offer is:

48 Wall Street

New York, NY 10005

Shareholders may call toll free: (800) 848-3416

Banks and Brokers may call collect: (212) 269-5550

evdy@dfking.com